                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB
                                 Amendment No. 4

             GENERAL FORM FOR REGISTRATION OF SECURITIES Pursuant to
           Section 12(b) or (g) of The Securities Exchange Act of 1934

                                  GenoMed, Inc.
              Exact name of registrant as specified in its charter)

                   Florida                         43-1916702
        (State or other jurisdiction          (I.R.S. Employer
        incorporation or organization)       Identification No.)

                 4560 Clayton Avenue, St. Louis, Missouri 63110
               (Address of principal executive offices) (Zip Code)

        Registrant's telephone number, including area code: (314)977-0115

                             All Correspondence to:
                          Brenda Lee Hamilton, Esquire
                        Hamilton, Lehrer and Dargan, P.A.
                          2 East Camino Real, Suite 202
                            Boca Raton Florida 33432
                                  561-416-8956

Securities to be registered pursuant to Section 12(b) of the Act:
        Title of each class               Name of each exchange on which
        to be so registered               each class is to be registered

                                      None

        Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
              ----------------------------------------------------
                                (Title of class)

PART I. INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Business.

                              HOW WE ARE ORGANIZED

On January 3, 2001, we were formed in the State of Florida under the name e-Kids
Network, Inc. to engage in the e-commerce business of selling toys, games, merchandise, and educational products. We were formed along with 12 other commonly owned companies in accordance with the March 6, 2001 Bankruptcy Court approved Amended Plan of Reorganization of e-Miracle Network, Inc., United
States Bankruptcy Court, Southern District of Florida, Miami Division on March
6, 2001 (Case No. 00-18144-BKC-AJC So. Dist. Fla.) in which the debtors and shareholders of e-Miracle Network, Inc. were issued shares of our common stock and the other 12 commonly owned companies. On October 3, 2001, we changed our name to GenoMed, Inc. We are a development stage company.

On November 9, 2001, we executed an Agreement and Plan of Share Exchange with
Genomic Medicine, LLC, a Delaware Limited Liability Company formed on February
9, 2001, and its sole owner, whereby we acquired 100% of all of the issued and outstanding shares of Genomic Medicine, LLC, a Medical Genomics development stage company with no revenue or revenue generating operations. Under the terms of this agreement, we are required to make a $1,000,000 investment in Genomic
Medicine, LLC during the during the initial 12 months from the date of the agreement in return for our immediate issuance of 12,500,000 shares of our common stock to Genomic Medicine's sole principal, Dr. David Moskowitz, which we issued on November 9, 2001. Genomic Medicine, LLC's officers and directors then became our officers and directors, and Genomic Medicine, LLC became our wholly owned subsidiary. In November 2001, in conjunction with our acquisition of
Genomic Medicine, LLC, our new and current Board of Directors decided to cease doing business in the e-commerce area of selling toys, games, merchandise, and educational products. We made this decision due to the declining nature of the
e-commerce business and because we adopted Genomic Medicine's business of medical genomics, which we believed held greater business potential than
e-commerce.

We have not been involved in any material reclassification, merger, consolidation or sale of a significant amount of assets; however, we did acquire all of the business interests of Genomic Medicine, LLC as described above. On
September 28, 2001, we affected a 50-for-1 forward stock split. Prior to this forward split, we had 12,076,200 shares outstanding; immediately following this forward split we had 603,810,000 shares outstanding, 500,000,000 shares of which were returned to our treasury on November 8, 2001 by our former
President/Chairman of the Board, David Siddons. As of the date of this registration statement, we have 120,310,000 shares outstanding.

                             HOW YOU MAY CONTACT US

We are located at 4560 Clayton Avenue, St. Louis, Missouri 63110. Our telephone number is (314) 977-0115 or (877) GENOMED.

                             OUR BUSINESS OPERATIONS

OVERVIEW
Medical Genomics is the study of how genes function in the cause, progression and treatment of disease. We are a Medical Genomics company that intends to translate knowledge of disease genes into the development of new treatments, better use of existing therapies and creation of more accurate gene-based tests for known diseases. To date, we have no products and have not generated any revenues. We intend to identify as many disease genes as possible which contribute to specific diseases, such as diabetes, kidney disease, and cancer.
These disease associated genes can then serve as targets for new drug development, enabling the creation of new medicines for treating human diseases and also as an early warning system to diagnose disease in patients before any symptoms occur. Accordingly, we plan to develop a comprehensive database of disease-causing genes so that we can predict with reasonable confidence what diseases a person may experience during his or her lifetime and whether a particular drug is likely to aid treatment.

OUR RESEARCH AND DEVELOPMENT APPROACH
The human genome, which constitutes the total genetic constitution of a cell organism, is vast since it contains over 3 billion letters and more than 30,000 genes. Our research and development focuses upon recording and cataloguing variations in the letters between two groups: (a) "cases," which refer to the group of specific patients that have a disease; and (b) "controls," which refer to the group of people without the disease. These variations involve changes in a single letter or base, known as a nucleotide and so are called "single nucleotide polymorphisms," otherwise known as SNPs. SNPs that appear at a much higher frequency among patients with a particular disease than among people of the same ethnic group without that disease is defined as disease-associated
SNPs. How significant the association is between a disease-associated SNP and the disease can be measured statistically. We use SNPs which we believe have a high likelihood of being the cause or the functional part of the disease which we refer to as regulatory SNPs. This approach assumes that SNPs in the regulatory regions of each gene control how much protein is eventually produced from that gene. As a result, we believe that these are the best SNPs to analyze and include in our database. The higher the statistical correlation between a particular SNP and a given disease, the more important is the gene containing that SNP for causing the disease. Genes with the highest statistical correlation with the disease make excellent drug targets for treating and/or delaying the onset of a particular disease.

During 2002 we will be targeting the discovery of disease genes associated with
Type 2 Diabetes. During 2003, our next phase of operations, we will focus on identifying genes for complications of diabetes and hypertension, such as renal failure, colon cancer and peripheral vascular disease, as well as cancer. These diseases have a large population base with ample opportunities for disease-gene related products and services. The discovery and identification of disease genes in these markets allows pharmaceutical companies and physicians to leverage their consumer reach and branding with the demand for such products and services.

Currently, collections of DNA samples are underway for Type 2 Diabetes.

The remaining collections of DNA samples for the following diseases are scheduled to be conducted over the next 12 months:

o  Type 2 Diabetes ("adult-onset diabetes,"              o  End-stage kidney
   or NIDDM)                                                disease due to
                                                            Type 2 Diabetes
o  Heart Attack due to Type 2 Diabetes                   o  Stroke due to Type 2
                                                            Diabetes
o  High blood pressure                                   o  End-stage kidney
                                                            disease due to
                                                            high blood pressure
o  Heart Attack due to high blood pressure               o  Stroke due to high
                                                            blood pressure
o  Breast cancer                                         o  Lung cancer
o  Prostate cancer                                       o  Colon cancer

STRATEGY
Long-term goal - Our overriding/long term goal is to translate, as rapidly and as safely as possible, the knowledge of disease genes into better patient outcomes by constructing a comprehensive list of disease-causing genes.

Mid-term goal - Our mid-term goal over the next five years is to construct a comprehensive database of disease-causing genes using our proprietary technology and processes so that physicians can predict with reasonable confidence what diseases a person may experience during their lifetime. This goal will require us to:

o    Establish strategic partners or alliances with pharmaceutical companies, health  maintenance organizations, biotechnology companies and clinical diagnostic laboratories to complement our research and development efforts.

o    Through these strategic partnerships, to develop licensing or royalty revenue from: (a) the use of new drugs for common diseases; (b) the use of existing drugs for new clinical indications; and (c) gene-based diagnostic tests.

OUR SAMPLING AND COLLECTION PROCESS
We intend to sample disease populations throughout the world. We will use the data derived from our sampling to conduct comparative studies of disease-predisposition genes across ethnic groups. Some genes will be found to be common for a disease among all of the people of the world, while other genes will be private to just one or two closely related ethnic groups. Practically, our sampling and collection process will involve multiple sampling operations on multiple continents. For instance, with respect to Caucasians, sampling would be conducted in the United States and Russia. If we were to find replication of a disease gene in the populations of both these countries, that would be strong evidence that the disease association is real for Caucasians. Similarly, the same disease is sampled across multiple ethnicities such as African, Hispanic, and Asian. A disease gene appearing in more than one ethnic group may be more important in causing the disease than a gene which appears in only one ethnic group.

GENOTYPING
We will accomplish our analysis of individual SNPS, as previously defined under
"Our Research and Development Approach", through ultra-high throughput machines which we have purchased from Orchid Biosciences and installed at DNAPrint
Genomics. Genotyping is accomplished by Orchid Biosciences' patented "single base extension method" as incorporated into the ultra-high throughput machine.
This method involves amplification of a significant stretch of a patient's DNA which is amplified up to the segment containing the single base difference or
SNP. At this point, colored bases are added to the solution which allows the researcher to identify the SNP by the color of the light detected at the end of the sequence. This process will enable the researcher to determine the identity of the SNP in furtherance of our gene identification process.

DATA ANALYSIS
Our approach requires analysis of voluminous amounts of data which must be analyzed on an ongoing basis by powerful computers. At the present time we do not have computers that are powerful enough to analyze such voluminous amounts of data; however, we do have three laptop computers and one desktop computer that are capable of conducting an initial analysis which consists of examining one SNP at a time to determine the chances of having a particular disease based on an individual having a particular SNP. We plan on conducting this initial analysis and using the results to file provisional patent applications. We will furnish the data from our initial analysis to a computer company that has sufficiently powerful computers to analyze more than one SNP at a time and complete the analysis. We will investigate possible agreements with such computer companies as Sandia National Laboratories Corporation located in
Albuquerque, New Mexico which charges an hourly rental usage fee. Currently, we have no verbal or written agreement with Sandia National Laboratories
Corporation or any other computer company and there are no assurances that we will be successful in securing the services of any such company or have the financial ability to pay for such computer services. In addition, we have not ascertained the specific payment terms of any possible future agreement with a computer company, including whether an hourly rate or flat based fee would be required.

MATERIAL CONTRACTS
Agreement and Plan of Exchange by and between and Genomic Medicine, LLC and its
Sole Owner.
On November 26, 2001, we completed an agreement with Genomic Medicine, LLC whereby we acquired 100% of the shares of Genomic Medicine, LLC and Genomic
Medicine became our wholly owned subsidiary. Terms of the acquisition include an investment of $1,000,000 by us in Genomic Medicine during the initial 12 months from the date of the agreement in return for our immediate issuance of
12,500,000 shares of our common stock to Genomic Medicine's sole principal,
David Moskowitz.

Consulting Agreement between us and Research Capital, LLC
On November 8, 2001, we completed a financial consulting agreement with Research
Capital, LLC located in Sarasota, Florida. The principal owner of Research
Capital, Carl Smith, is a beneficial owner of our common stock who owns 7.7% of our common stock.

Under the consulting agreement, Research Capital was to provide various consulting services to us for an initial period of one year, including the following:

     o    Establishing a financial public relations campaign for us, which included advertising through financial magazines, Internet websites, and other forms of media that Research Capital deemed appropriate;

     o    Providing us with guidance regarding key business alliances;

     o    Assisting us in negotiating agreements with suppliers and service providers; and

     o    Assisting us in completing necessary documents to initiate a private placement of our securities in order to raise up to $5,000,000 of investment capital.

The consulting agreement also requires that Research Capital make monthly payments to us totaling $1,000,000 for use as our working capital through June
2002 ($25,000 of which was paid to us in August 2001). In consideration for continuing to provide us with consulting services and working capital, we agreed to issue $20,000 worth of our restricted common stock to Research Capital each month based upon an agreed upon formula.

On February 22, 2002, we amended our consulting agreement with Research Capital.
The amended agreement provided that we would issue a total of 4,000,000 shares of our restricted common stock to Research Capital in lieu of any consideration payable to them under the original consulting agreement. In February 2002, we also agreed that Research Capital would only be required to provide us with financial public relations services under the consulting agreement until April
2002. As a result, on or about April 15, 2002, Research Capital ceased providing such services to us.

We did not issue any shares of our stock to Research Capital pursuant to the original consulting agreement. On March 20, 2002, we issued 4,000,000 shares of our restricted common stock to Research Capital relating to the amended consulting agreement. Each share of stock issued to Research Capital was valued at $.06 per share with the total value of the common stock issued being
$240,000.

To date, Research Capital has made the following working capital payments totaling $775,000 to us in connection with our consulting agreement:

 Month                                      Payment
 August 2001                                $ 25,000
 November 2001                              $150,000
 December 2001                              $200,000
 January 2002                               $150,000
 February 2002                              $100,000
 March 2002                                 $100,000
 April 2002                                 $ 25,000
 May 2002                                   $ 25,000

In May 2002, we verbally agreed with Research Capital to modify the payment schedule for the remaining $225,000 as follows:

 Month                                      Payment
 June 2002                                  $50,000
 July 2002                                  $50,000
 August 2002                                $50,000
 September 2002                             $50,000
 October 2002                               $25,000

Agreement with Better Health Technologies
On December 19, 2001, we finalized a letter agreement with Better Health
Technologies, a consulting and business development company, to provide us with health care consulting and business development services in return for an annual rate of $1,800 per day or $225 per hour. In addition, we agreed "in principle"
that 40% of Better Health Technologies' compensation will be payable in some type of our equity, the details of which will be determined in a later agreement.

Agreement with DNAPrint Genomics
On January 22, 2002, we finalized an agreement with DNA-print Genomics, in which we agreed to purchase certain genotyping equipment from Orchid Biosciences and place such equipment at DNAPrint Genomics' facilities. DNA-print Genomics is required to provide us with at least 3 million genotypes during the first year of the agreement. We will provide DNAPrint Genomics with DNA specimens for genotyping. Under the terms of the agreement, within 30 days from DNAPrint
Genomics' request, we are required to pay it a sum equal to $0.40 per determined and transferred genotype. In addition, if we realize a net profit that exceeds
$10,000,000 which was directly or indirectly enabled by compositions of matter produced under the terms of the agreement, we are obligated to provide DNAPrint
Genomics with a royalty of 5% on realized net profits.

Agreement with Muna, Inc.
On January 16, 2002, we finalized an agreement with Muna, Inc., a blood collections firm located in Coconut Creek, Florida, whereby Muna, Inc. will arrange for the collection of blood from Hispanic patients with documented disease states as per our specifications. We are required to pay Muna, Inc. $20 per sample. In addition, the agreement provides that if documentation is to be provided in a computer database format that we specify, we can obtain the database service from Muna, Inc. at little or no additional cost per same;
however, an initial fee of $3,000 to $5,000 will be required for the proper training of network staff for data entry purposes.

Independent Consulting Agreement with Sequence Sciences
On December 26, 2001, we finalized an agreement with Sequence Sciences, a data analysis firm located in St. Louis, Missouri, to provide us with certain consulting services consisting of developing a list for us of as many Promoter
SNPs as possible from certain freely accessible public databases. We are required to pay Sequence Sciences $10,000 for these services, $5,000 of which we have already paid.

Agreements with Scientific Advisory Board Members
We have agreements with our Scientific Advisory Board Members. All of the agreements can be cancelled by us or the Advisory Board Member for any reason with 30 days' written notice. The agreements are:

1. Agreement with Scott Williams
On January 15, 2002, we entered into a "Contract to Serve on GenoMed's
Scientific Advisory Board" with Scott Williams in which Mr. Williams is obligated to serve on our Scientific Advisory Board for a five year period in return for payment of 100,000 shares of our restricted common stock on each anniversary date from the date of the January 15, 2002 agreement for a period of five years.

2. Agreement with Tony Frudakis
On January 16, 2002, we entered into a "Contract to Serve on GenoMed's
Scientific Advisory Board" with Tony Frudakis in which Mr. Frudakis is obligated to serve on our Scientific Advisory Board for a five year period in return for payment of 100,000 shares of our restricted common stock on each anniversary date from the date of the January 15, 2002 agreement for a period of five years.

3. Agreement with Jason Moore
On January 16, 2002, we entered into a "Contract to Serve on GenoMed's
Scientific Advisory Board" with Jason Moore in which Mr. Moore is obligated to serve on our Scientific Advisory Board for a five year period in return for payment of our restricted common stock shares, as follows:

     a)   50,000 shares payable upon signing the contract on January 16, 2002;
     b)   50,000 shares upon the first anniversary from the date of the agreement;
     c)   100,000 shares upon the second anniversary from the date of the agreement;
     d)   100,000 shares upon the third anniversary from the date of the agreement;
     e)   100,000 shares upon the fourth anniversary from the date of the agreement; and
     f)   100,000 shares upon the fifth anniversary from the date of the agreement.

OUR REVENUE MODEL
To date we have earned no revenues. In addition, we have no patent, product, service or technology that can be marketed at this time. Our revenue model will be based upon licensing and/or collecting royalties from:
     o    Discovery of new drugs for common diseases;
     o    Use of existing drugs for new clinical indications; and
     o    Gene-based diagnostic tests.

Our licensing fees will be derived from our agreements with pharmaceutical companies, large domestic and foreign health care systems, disease management companies, and pharmacy benefit management companies. To date, we have not specifically determined the structure of our licensing fees or royalties. As of the date of this registration statement, we do not now have any agreements and we may never be successful in completing any agreements from which we can derive such licensing fees.

MARKETING
Currently, we do not have an active marketing program. We intend to market disease-associated gene patents to pharmaceutical companies, large domestic and foreign health care systems, disease management companies, and pharmacy benefit management companies, as contained within the 13 Provisional Patent Applications we have filed and future patents we intend to file with the U.S. Patent and
Trademark Office. There can be no assurance that our target markets will accept our patents as a basis for their products. Our marketing program will be implemented and directed by our Chairman of the Board, Dr. Moskowitz, and our
Chief Executive Officer, Jerry E. White, who will directly contact Chief
Executive Officers of the above described companies. In addition, we intend to enter into agreements with outside marketing consultants that will actively market our products to such companies. Outside consultants will be compensated on a commission basis, the specifics of which have not been determined.

COMPETITION
The gene identification research and development field is extremely competitive and is characterized by rapid technological change. Our competitors have substantially greater financial, scientific, and human resources, and as a result greater research and product development capabilities. In addition, our competitors have greater experience in marketing gene-related products. These competitive advantages provide our competitors with greater potential to develop revenue streams deriving from:
     o    Identification of genes;
     o    Establishing uses for genes;
     o    Patenting genes;
     o    Product development; and
     o    Commercialization of products.

Our competitors are located in the United States as well as around the world and include:
     o    Diagnostic companies;
     o    Health Care companies;
     o    Biotechnology companies;
     o    Pharmaceutical companies;
     o    University or university-sponsored research organizations; and
     o    Government-sponsored research organizations.

Examples of our competition include:

     o    Celera Genomics Corporation which uses high-speed gene sequencers to discover genes, and the Tag Man Assay to score genotypes.

     o    United States, British, French, German and Japanese government financed and sponsored institutes, universities, and not for profit entities that conduct research to identify genes.

     o    Research pharmaceutical companies such as Novartis, Merck and Glaxo
          Smith Kline, which generally employ "marker" polymorphisms intended to lie physically close to the disease causing genes genetics approach, in  comparison to our molecular epidemiology approach employing colymorphisms which may be functional, rather than merely markers.

     o    Biotechnology companies such as Genome Therapeutics, Inc. and
          Millennium Pharmaceuticals.

We will attempt to overcome the competitive advantages of our competitors by attempting to accomplish the following:

     o    Attempt to capitalize on our core findings by identifying a class of
          SNPs that appear to cause most common diseases;

     o    Using our comparatively inexpensive genotyping in which we can type a
          DNA sample at a single SNP for less cost than some of our competitors;

     o    Using strategic partnerships with biotechnology companies, pharmaceutical companies, large domestic and foreign health care organizations, disease management companies, and pharmacy benefit management companies in our attempt to create revenue streams that will be used for further research into disease-predisposition genes;
          and

     o    Hiring consultants in the area of typing genetic samples, collecting patient samples, and computer technical assistance to save costs compared with our having to hire in-house personnel for the same purposes.

GOVERNMENT REGULATION

We will attempt to partner with pharmaceutical or other companies to develop biologics or drugs that will treat common diseases. Any drug products that we or our strategic partners develop, prior to marketing in the United States, will require an extensive regulatory approval process by the Federal Drug
Administration regarding the testing, manufacturing, distribution, safety, efficacy, labeling, storage, record keeping, advertising and other promotional practices of biologics or new drugs. Federal Drug Administration approval or other clearances must be obtained before clinical testing, manufacturing and marketing of biologics and drugs.

The regulatory process includes extensive pre-clinical testing and clinical trials of each applied for product which may take up to several years to complete. Generally, in order to gain Federal Drug Administration pre-market approval, a developer first must conduct laboratory studies and animal-model studies to gain preliminary information on an agent's efficacy and to identify any safety problems. The results of these studies are submitted as a part of an investigational new drug application, which the Federal Drug Administration must review before human trials of an investigational drug can start. The investigational new drug application includes a detailed description of the initial animal studies and human investigation to be undertaken.

For any investigational new drug applications, we or our strategic partner will be required to select qualified investigators to supervise the administration of the products, and ensure that the investigations are conducted and monitored in accordance with Federal Drug Administration regulations and the general investigational plan and protocols contained in the investigational new drug application. These qualified investigators are usually physicians with medical institutions. Human trials are normally done in three phases:

     o    Phase I trials are concerned primarily with the safety and preliminary activity of the drug and involve fewer than 100 subjects.  This phase may take from six months to over a year to complete.

     o    Phase II exploratory trials normally involve a few hundred patients, but in some cases may involve fewer.  Phase II trials are designed primarily to demonstrate effectiveness in treating or diagnosing the disease or condition for which the drug is intended, although short-
          term side effects and risks in people whose health is impaired may also be examined.

     o    Phase III confirmatory  trials are expanded trials with larger numbers of patients which are intended to gather the additional information for proper dosage and labeling of the drug and demonstrate its overall safety and effectiveness.

All three phases generally take three to five years, but may take longer, to complete.

No government approval is required for the examination of human blood or DNA samples. We will purchase human blood products and DNA samples from other blood collection companies such as Diagnostic Support Services, BioCollections
Worldwide, IMPath, DW Coordinating Center, and Stratprobe; however, we have no agreement with these companies nor is any agreement generally required for the purchase of human blood products. Because we will not be directly involved in the collection or shipment of human blood products, we are not required to obtain a Federal Drug Administration registration or license regarding such activities.

The companies from which we may purchase human blood products are responsible for registering with the Federal Drug Administration's Center for Biologics,
Evaluation and Research for activities involving their collection of human blood. Such companies must also obtain a license from the Federal Drug
Administration's Center for Biologics, Evaluation and Research if they ship blood through interstate commerce. Based on our discussions with these companies, we believe that these companies have obtained the necessary registration and license to collect and deliver human blood.

                                       10

PRODUCT LIABILITY
The design, development, and manufacture of drug products or diagnostic tests resulting from our gene patents involve an inherent risk of product liability claims and damage to our brand name reputation. Such claims may involve allegations of product failure or harm caused by the drug product. We currently do not maintain product liability insurance; however, we plan to obtain product liability insurance in the future when we start to market our products and services. Product liability claims may result in significant legal costs related to our defense of such actions. In addition, should we become liable for any product liability claims, the amount of damages may exceed our product liability insurance coverage.

SOURCES AND AVAILABILITY OF RAW MATERIALS
We do not use raw materials in our business.

CUSTOMER DEPENDENCY
Our customers will consist of men and women using the drugs that are developed through our strategic relationships with pharmaceutical and other companies. We currently do not have any customers nor do we expect to have any customers for at least three to five years. Although we do not plan on being dependent upon one single customer or just a few customers, there are no assurances that we will not become dependent upon a single or a few customers.

INTELLECTUAL PROPERTY

    We have filed the following patent applications with the U.S. Patent and
                               Trademark Office:
--------------------------------------------------------------------------------
Patent Title                        U.S. Patent No.       Status and Remarks
--------------------------------------------------------------------------------
Provisional Patent Application:     US PTO                Application filed on
A Method to Find Disease -          Application           May 1, 2001.
Associated SNPs and Genes           Number 60/287,376     Application and patent
                                                          pending.
--------------------------------------------------------------------------------
Provisional Patent Application:     US PTO                Application filed on
Finding Disease Associated SNPs     Application           June 4, 2001.
and Genes - How to Start            Number 60/295,095     Application and patent
                                                          pending.
--------------------------------------------------------------------------------
Provisional Patent Application:     US PTO                Application filed on
A Method to Delay the               Application           August 6, 2001.
Progressionof a Large Number        Number 60/310,064     Application and patent
of Common Diseases                                        pending.
--------------------------------------------------------------------------------
Provisional Patent Application:     US PTO                Application filed on
Method to Avoid Dialysis in         Application           August 8, 2001.
Oliguric Acute Renal Failure        Number 60/310,686     Application and patent
                                                          pending.
--------------------------------------------------------------------------------
Provisional Patent Application:     US PTO                Application filed on
A Method to Treat Pulmonary         Application           August 13, 2001.
Hypoplasia in the Newborn           Number 60/311,663     Application and patent
                                                          pending.
--------------------------------------------------------------------------------
Provisional Patent Application:     US PTO                Application filed on
Modifications of erum Potassium     Application           November 13, 2001.
Concentration in Patients for       Number pending        Application and patent
whom ACE Inhibition is Indicated                          pending.
--------------------------------------------------------------------------------
Provisional Patent Application:     US PTO                Application fled on
Clinical Trials Illustrating New    Application           November 29, 2001.
Uses for a Hydrophoblic ACE         Number 60/347,013     Application and patent
Inhibitor                                                 pending.
--------------------------------------------------------------------------------

                                       11

Provisional Patent Application:     US PTO                Application filed on
Promoter SNPs                       Application           November 30, 2001.
                                    Number 60/324,370     Application and patent
                                                          pending.
--------------------------------------------------------------------------------
Provisional Patent Application:     US PTO                Application filed on
New Formulation of an existing      Application           December 2, 2001.
ACE Inhibitor                       Number 60/350,563     Application and patent
                                                          pending.
--------------------------------------------------------------------------------
Provisional Patent Application:     US PTO                Application filed on
A Method to Put Off (Delay or       Application           December 31, 2001.
Prevent Altogether)Most Common      Number pending        Application and patent
Serious Diseases                                          pending.
--------------------------------------------------------------------------------

  We have filed the following trademark applications with the U.S. Patent and
                               Trademark Office:
--------------------------------------------------------------------------------
Mark                                              Status and Remarks
------------------------------                    ------------------------------
Disease Gene Net Trademark                        Trademark application filed on
                                                  October 28, 2001.  Application
                                                  and trademark pending.
------------------------------                    ------------------------------
HealthChip                                        Trademark application filed on
                                                  January 2, 2002.  Application
                                                  and trademark pending.
------------------------------                    ------------------------------

Our business and competitive position are dependent upon our ability to protect our proprietary technologies, processes, databases and information systems.
Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to obtain and use information that we regard as proprietary. We will rely on patent, trade secret and copyright law and nondisclosure and other contractual arrangements to protect such proprietary information. We will file patent applications for our proprietary methods and devices for gene expression analysis, for discovery of biological pathways and for drug screening for pharmaceutical product development.

There can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our proprietary information, that such information will not be disclosed or that we can effectively protect our rights to unpatented trade secrets or other proprietary information.

GOVERNMENT APPROVAL REQUIREMENTS
As described above, the nature of our business requires approval of patents with the U.S. Patent and Trademark Office and the Federal Drug Administration. Apart
from these approvals, we are not aware of any government approval of our potential future products that are required.

RESEARCH AND DEVELOPMENT

During 2001, we spent $333,264 on our research and development, $331,188 of which was research and development we purchased from Genomic Medicine, LLC.
During 2002, we have not spent any funds on research and development.

                                       12

COSTS ASSOCIATED WITH ENVIRONMENTAL COMPLIANCE
We currently have no costs associated with compliance with environmental regulations. Because we are not involved in manufacturing the product that may be developed as a result of our genomics research and development, we do not anticipate any costs associated with environmental compliance. However, there can be no assurance that we will not incur such costs in the future.

EMPLOYEES
We have no part-time employees. We have 4 full-time employees who hold the following positions and are responsible for the - following duties and responsibilities:

Chairman of the Board/Chief Medical Officer, Dr. David Moskowitz, who is
responsible for directing our Board of Directors, overseeing all research and development and marketing issues, and supervising all medically-related activities.

President/Chief Executive Officer Jerry E. White is responsible for our overall administration and operation, including finance, marketing, and personnel.

An Administrative Assistant who is responsible for office administration, including clerical, secretarial, bookkeeping duties, accounts payable, accounts receivable, filing and answering phones.

A Chief Technical Officer, David M. Ellet, that we hired in May 2002 who is responsible for patent writing and overseeing Genotyping and data analysis. In addition, our Chief Technical Officer will serve on our Scientific Advisory
Board.

REPORTS TO SHAREHOLDERS

As a result of this Registration Statement, we will become subject to the information and reporting requirements of the Securities and Exchange Act of
1934. As a result, we will file periodic reports, proxy statements, and other information with the Securities and Exchange Commission.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange a Registration Statement on Form
10-SB. The Registration Statement and exhibits and reports that we will be required to file with the Securities and Exchange Commission may be inspected without charge, and copies may be obtained at proscribed rates, at the SEC's
Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The
public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The
Registration Statement, periodic reports and other information filed with the
Securities and Exchange Commission are also available at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

RISK ASSOCIATED WITH OUR OPERATIONS

BECAUSE WE ARE A DEVELOPMENT STAGE COMPANY WITH A LIMITED OPERATING HISTORY AND
A POOR FINANCIAL CONDITION, YOU WILL BE UNABLE TO DETERMINE WHETHER WE WILL EVER
BECOME PROFITABLE.
You cannot determine if we will ever become profitable. Future losses are likely before we become profitable, if ever. We are a development stage company with limited operations and no revenues through April 1, 2002. From our inception to
December 31, 2001, we incurred a net loss of $516,596 and a working capital deficit of $223,152. We anticipate our losses to continue.

                                       13

IF WE ARE NOT AWARDED PATENTS OR LICENSES, WE WILL NEVER MARKET POTENTIAL
PRODUCTS AND OUR POTENTIAL REVENUES WILL BE NEGATIVELY AFFECTED.
Although we have filed 13 provisional patent applications with the U.S. Patent and Trademark Office, there are no assurances that such patents will be approved for commercial use. Our future business is contingent upon the patents being awarded. Accordingly, if we are unsuccessful in having our patents approved, our potential revenues will be negatively affected or we will never develop any revenues.

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY REGULATORY COSTS WHICH WOULD
NEGATIVELY AFFECT OUR POTENTIAL PROFITABILITY.
Our attempt to patent disease associated genes or our processes are subject to regulations by the United States Patent and Trademark Office. Our attempt to develop drugs based upon the disease associated genes we identify is subject to regulations by the Federal Drug Administration. Government regulations may result in increased costs and delays which will increase our costs and may have an adverse affect on our potential profitability and operations.

BECAUSE OUR GENOMICS METHOD OF GENE IDENTIFICATION IS A RELATIVELY NEW GENE
IDENTIFICATION METHOD, THE PUBLIC OR PROSPECTIVE STRATEGIC PARTNERS MAY NOT
ACCEPT IT AS AN ACCEPTABLE GENE IDENTIFICATION METHOD, WHICH WOULD NEGATIVELY
AFFECT OUR OPERATIONS AND POTENTIAL REVENUES.
Our method of gene identification is a relatively new method. If our potential strategic partners do not accept our gene identification methods, our operations and potential revenues will be negatively affected.

OUR COMPETITORS MAY DEVELOP AND RESPOND TO GENE PROCEDURES AND PRODUCTS BEFORE
US DUE TO THEIR SUPERIOR FINANCIAL AND TECHNICAL RESOURCES AND SUPERIOR
TECHNOLOGIES.
Because our competitors have financial and technical resources that are superior to ours, they may succeed in developing procedures for automated sequencing of genes or develop and market drug products before us. The markets for our potential products are subject to rapidly evolving technological change and unanticipated changes in customer needs and preferences. Accordingly, our competitors' superior financial and technical resources may allow them to respond to technological changes in a more timely or cost-effective manner than
us.

WE MAY BE SUBJECT TO MEDICAL OR PRODUCT LIABILITY CLAIMS THAT WILL NEGATIVELY
AFFECT OUR POTENTIAL PROFITABILITY AND MAY LEAD TO LOSSES.
If we or our strategic partners develop drug products based on our identification of disease associated genes, we may be subject to medical or product liability claims. We do not intend to acquire product liability insurance until drug products receive the necessary regulatory approvals to be marketed. There are no assurances that we will have sufficient capital to acquire product liability insurance. Moreover, even if we obtain product liability insurance, there are no assurances that we will obtain insurance coverage with limits that will adequately cover any claims brought against us.
As a result, we may be subject to judgments that exceed our assets and which would lead to losses.

                                       14

BECAUSE WE WILL LACK CONTROL OVER THE OUTSOURCING OF SAMPLE COLLECTION,
GENOTYPING AND DATA ANALYSIS, OUR QUALITY CONTROL AND BRAND NAME REPUTATION MAY
BE NEGATIVELY AFFECTED.
We plan to outsource our services pertaining to sampling, collection, genotyping, and data analysis, all of which are essential components of our gene identification process. Because we will contract with other companies to provide these services, we may have little or no control over the quality of these services. If poor quality control leads to errors in these processes, our quality control and brand name reputation will be negatively affected.

IF WE FAIL TO RECRUIT TEST PATIENTS FOR OUR CLINICAL TRIALS OUR DEVELOPMENT OF
POTENTIAL PRODUCTS WILL BE DELAYED WHICH WOULD NEGATIVELY AFFECT OUR POTENTIAL
REVENUES.
Our ability to identify and qualify patients for testing in our clinical trials is critical to our success in bringing products to market. Delays or other operational problems in recruiting or enrolling patients will result in increased costs, delays in the development of our products, or termination of our clinical trials.

IF OUR STRATEGIC PARTNERS FAIL TO OBTAIN FEDERAL DRUG ADMINISTRATION APPROVAL,
OUR COSTS MAY INCREASE AND OUR REVENUES MAY DECREASE.
Obtaining Federal Drug Administration approval is a costly and time-consuming process which may take as long as three to five years. We may not obtain such approvals in a timely manner, or at all, or we may encounter significant delays or excessive costs in efforts to secure necessary approvals or licenses, which may lead to increased costs and negatively affect our revenues.

OUR ENTIRE BUSINESS PLAN IS DEPENDENT UPON FORMING STRATEGIC ALLIANCES OR
ACQUISITIONS OR PARTNERSHIP ALLIANCES WITH OTHERS FOR WHICH THERE ARE NO
ASSURANCES; IF WE FAIL TO DO SO, WE WILL NEVER GENERATE ANY REVENUES.
Whether we ever develop any products and thereafter generate any revenue is dependent upon our forming strategic alliances with pharmaceutical or biotechnology companies, health maintenance organizations, and clinical diagnostic laboratories; however, we may be unsuccessful in establishing such alliances.

IF WE FAIL TO ABIDE BY THE TERMS OF OUR ACQUISITION AGREEMENT IN WHICH WE
ACQUIRED GENOMIC MEDICINE, LLC, THE ACQUISITION COULD BE RESCINDED AND WE WOULD
HAVE NO BUSINESS OR ABILITY TO GENERATE REVENUES.
Under the terms of our acquisition of Genomic Medicine, LLC, we are required to:
(a) make a $1,000,000 investment in Genomic Medicine, LLC; and (b) issue an additional 37,500,000 shares of our common stock to our Chairman of the Board,
David W. Moskowitz, if he elects to exercise the 37,500,000 options issued to him. Should we fail to abide by these terms, that agreement may be rescinded or breach of contract actions could be brought against us. This could lead to cessation of our business and the loss of your entire investment.

                                       15

IF WE FAIL TO CONDUCT ADEQUATE DUE DILIGENCE REGARDING OUR STRATEGIC ALLIANCES
OR ACQUISITIONS AND PARTNERSHIP ALLIANCES, WE WILL BE SUBJECT TO INCREASED COSTS
AND OPERATIONAL DIFFICULTIES.
Our future plans involve entering into strategic alliances or acquiring companies that have businesses complementary to ours. If we fail to perform adequate due diligence regarding these acquisitions or alliances, we may acquire or enter into arrangements with a company or technology that is uncomplimentary to our business, which subjects us to possible liability for product defects, or involves substantial additional costs exceeding our estimated costs. In addition, management time and resources devoted to due diligence efforts may divert attention away from our current operations and negatively affect our operations.

IF OUR AGREEMENT WITH OUR INVESTOR, RESEARCH CAPITAL, LLC IS TERMINATED OR WE
ARE UNABLE TO OBTAIN FINANCING, WE WILL BE UNABLE TO CONDUCT OUR OPERATIONS.
Our research and other activities through November 2002 are dependent upon financing from Research Capital, LLC who funds our business. Should our agreement with Research Capital be terminated at any time before November 2002, we will have no funding to conduct our operations. Even if we receive all funding due from Research Capital, we cannot continue to satisfy our cash requirements of approximately $190,264 for the period from December 2002 to
March 2003. Although we intend to satisfy these capital expenditures through a private placement of our equity securities or, if necessary, possibly through traditional bank financing or a debt offering, we may be unsuccessful in obtaining such financing or the amount of the financing may be inadequate and we will have to cease doing business.

OUR MANAGEMENT DECISIONS ARE MADE BY OUR CHAIRMAN OF THE BOARD/CHIEF MEDICAL
OFFICER, DAVID MOSKOWITZ, AND PRESIDENT/CHIEF EXECUTIVE OFFICER, JERRY E. WHITE;
IF WE LOSE THEIR SERVICES, OUR OPERATIONS WILL BE NEGATIVELY IMPACTED.
The success of our business is dependent upon the expertise of our Chairman of the Board/Chief Medical Officer, Dr. David Moskowitz, and our President/Chief
Executive Officer, Jerry E. White. Because Messrs Moskowitz and White are
essential to our operations, you must rely on their management decisions. We have not entered into any agreement with Messrs Moskowitz and White that would prevent them from leaving our company; however, as of April 1, 2002, we have obtained a $2,000,000 key man insurance policy for Dr. Moskowitz. There is no assurance that we would be able to hire and retain another Chairman of the Board or President/Chief Executive Officer with comparable experience. As a result, the loss of either services would have a materially adverse affect upon our business.

OUR CHAIRMAN OF THE BOARD, DR. DAVID MOSKOWITZ, HAS SIGNIFICANT CONTROL OVER
STOCKHOLDER MATTERS, WHICH MAY AFFECT THE ABILITY OF MINORITY STOCKHOLDERS TO
INFLUENCE OUR ACTIVITIES.
Dr. David Moskowitz beneficially owns approximately 12.5% of our outstanding common stock. As such, he may be able to control the outcome of matters submitted to a vote by the holders of our common stock, including the election of our directors, amendments to our certificate of incorporation and approval of significant corporate transactions. Additionally, his control could delay, deter or prevent a change in our control that might be beneficial to our other stockholders.

                                       16

WE PLAN TO ISSUE OUR COMMON STOCK AS COMPENSATION TO OUR OFFICERS/DIRECTORS
WHICH WILL SUBSTANTIALLY DILUTE THE VALUE OF YOUR SHARES.
We have numerous agreements with our officers and our scientific advisory board members to compensate them with shares of our restricted common stock and options to purchase our common stock. These include a grant to our Chairman of the Board, Dr. David Moskowitz, of options to purchase up to 100 million shares of our common stock. These stock issuances will negatively affect the value of your investment by substantially diluting the value of an investment in our common stock. In addition, because our agreement with Dr. Moskowitz provides that shares may be issued for the next ten years, should the shares be issued, the value of your investment will be negatively affected during that ten year period. For further information regarding these agreements, please see our
Material Agreements Section at page 5 and our Executive Compensation Section at page 29.

BECAUSE OUR COMMON STOCK IS CONSIDERED A PENNY STOCK, ANY INVESTMENT IN OUR
COMMON STOCK IS CONSIDERED A HIGH-RISK INVESTMENT AND IS SUBJECT TO RESTRICTIONS
ON MARKETABILITY; YOU MAY BE UNABLE TO SELL YOUR SHARES.
If our common stock becomes tradable in the secondary market, we may be subject to the penny stock rules adopted by the Securities and Exchange Commission that require brokers to provide extensive disclosure to its customers prior to executing trades in penny stocks. These disclosure requirements may cause a reduction in the trading activity of our common stock, which in all likelihood would make it difficult for our shareholders to sell their securities. For additional details concerning the disclosure requirements under the penny stock rules, see the section entitled Penny Stock Considerations at page 33 below.

Item 2. Plan of Operations.

The discussion contained in this Registration Statement contains
"forward-looking statements" that involve risk and uncertainties. These statements may be identified by the use of terminology such as "believes,"
"expects," "may," "will," "should," or "anticipates," or expressing this terminology negatively or similar expressions or by discussions of strategy. The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed in this prospectus. Important factors that could cause or contribute to such differences include those discussed under the caption entitled "Risk Factors,"
as well as those discussed elsewhere in this prospectus. Our independent accountants, Stark Winter Schenkein & Co., LLP, have issued an opinion raising substantial doubt about our ability to continue as a going concern based on the losses that we have suffered from our operations, our working capital and stockholders' deficiencies, and the developmental stage nature of our business.
In addition, our auditors have noted in note 2 of our financial statements that our ability to continue as a going concern is contingent upon our ability to attain profitable operations by securing financing and implementing our business plan.

We can continue to satisfy our estimated current cash requirements of approximately $261,786 until November 2002 through our existing cash of $11,783 as of May 31, 2002 and $250,000 of additional funding from Research Capital. We anticipate that our total estimated expenditures of $261,786 through November
2002 will include the following:

                                       17

                                                                  Total for
 Type Expenditures               Monthly Amount                Six Month Period
-------------------           -------------------             ------------------

Salaries                      $            31,248             $          187,488
-------------------           -------------------             ------------------
Operating Expenses*           $             5,383             $           32,298
-------------------           -------------------             ------------------
Genotyping                    $             1,000             $           6, 000
-------------------           -------------------             ------------------
Data Analysis                 $             5,000             $           30,000
-------------------           -------------------             ------------------
Marketing                     $             1,000             $            6,000
-------------------           -------------------             ------------------

*    Operating Expenses include office rent, utilities, and legal and accounting expenses.

Upon completion of the six month period from May 2002 to October 2002, we will be unable to continue to satisfy our estimated cash requirements of approximately $190,264 for the period from December 2002 to March 2003. We anticipate that our total estimated expenditures of $190,264 for this period, will be:

                                                                  Total for
Type Expenditures                 Monthly Amount              Four Month Period
-------------------           -------------------             ------------------
Salaries                      $            31,248             $          124,992
-------------------           -------------------             ------------------
Operating Expenses*           $             5,818             $           23,272
-------------------           -------------------             ------------------
Genotyping                    $             4,000             $           16,000
-------------------           -------------------             ------------------
Data Analysis                 $             5,000             $           16,000
-------------------           -------------------             ------------------
Marketing                     $                 0             $                0
-------------------           -------------------             ------------------
                                                                 (March only)
Patents (March only)          $            10,000             $           10,000
-------------------           -------------------             ------------------

*    Operating Expenses include office rent, utilities, and legal and accounting expenses.

We intend to satisfy these estimated total expenditures of $190,264 for the period form December 2002 to March 2003 through a private placement of our equity securities or, if necessary, possibly through traditional bank financing or a debt offering; however, because we are a development stage company with no operating history and a poor financial condition, we may be unsuccessful in conducting a private placement of equity securities or raising any funds from a private placement. In addition, we may be otherwise unsuccessful in obtaining any other such financing or the amount of the financing may be minimal and therefore inadequate to implement our plan of operations. In addition, if we only have nominal funds by which to conduct our operations, we may have to curtail our research and development activities, which will negatively impact development of our possible products, brand name and reputation. We have no alternative plan of operations. In the event that we do not conduct or raise funds through a private placement of our equity securities or otherwise receive financing or our financing is inadequate or if we do not adequately implement an alternative plan of operations that enables us to conduct operations without having received adequate financing, we may have to liquidate our business and undertake any or all of the following actions:

                                       18

     o    Sell or dispose of our assets, if any;
     o    Pay our liabilities in order of priority, if we have available cash to pay such liabilities;
     o    If any cash remains after we satisfy amounts due to our creditors, distribute any remaining cash to our shareholders in an amount equal to the net market value of our net assets;
     o    File a Certificate of Dissolution with the State of Florida to dissolve our corporation and close our business;
     o    Make the appropriate filings with the Securities and Exchange
          Commission so that we will no longer be required to file periodic and other required  reports with the Securities and Exchange Commission, if, in fact, we are a reporting company at that time; and
     o    Make the appropriate filings with the National Association of Security
          Dealers to affect a delisting of our common stock, if, in fact, our common stock is trading on the Over-the-Counter Bulletin Board at that time.

Based upon our current assets, however, we will not have the ability to distribute any cash to our shareholders. If we have any liabilities that we are unable to satisfy and we qualify for protection under the U.S. Bankruptcy Code, we may voluntarily file for reorganization under Chapter 11 or liquidation under
Chapter 7. Our creditors may also file a Chapter 7 or Chapter 11 bankruptcy action against us. If our creditors or we file for Chapter 7 or Chapter 11 bankruptcy, our creditors will take priority over our shareholders. If we fail to file for bankruptcy under Chapter 7 or Chapter 11 and we have creditors, such creditors may institute proceedings against us seeking forfeiture of our assets, if any.

We do not know and cannot determine which, if any, of these actions we will be forced to take.

If any of these foregoing events occur, you could lose your entire investment in our shares.

OUR PLAN OF OPERATIONS TO DATE
We have accomplished the following in our plan of operations to date:

November 2001

Dr. David Moskowitz became our Chairman of the Board and Chief Medical Officer.

Jerry E. White became our President, Chief Executive Officer, and a Director.

Dr. Scott Williams became the first member of our Scientific Advisory Board.

Filed Provisional Patent Application: "Modifications of Serum Potassium
Concentration in Patients for Whom ACE Inhibition is Indicated." Patent
application number pending. This patent concerns patients with chronic kidney disease that cannot tolerate ACE inhibitors because their serum potassium concentration is already high. ACE inhibitors make this problem worse. ACE inhibitors block the action of the ACE enzyme, and as a class have been used as anti-hypertensive drugs since the late 1970s. This provisional patent application describes the use of a second medication to control serum potassium, allowing the use of ACE inhibitors in such patients.

                                       19

Filed Provisional Patent Application: "Clinical Trials Illustrating New Uses for
an Existing ACE Inhibitor." Patent application number 60/347,013. This provisional patent application describes how to test ACE inhibitors for new disease indications.

Re-filed Provisional Patent Application: "Promoter SNPs." Patent application number pending. This provisional patent application specifies nearly 12,000 SNPs culled from the regulatory region of some 5,000 genes. The specific region of the gene involved is the promoter, which sits upstream of the coding portion of the gene.

December 2001

Dr. Tony Frudakis joins our Scientific Advisory Board.

Filed Provisional Patent Application: "New Formulation of an Existing ACE
Inhibitor." Patent Application Number 60/350,563. This provisional patent application outlines the reformulation of a particular ACE inhibitor at the higher doses required for minimal clinical effectiveness.

Letter of Intent with DW Coordinating Center located in Los Altos, California signed for samples in Moscow and St. Petersburg, Russia. We have signed a Letter of Intent and anticipate that we will sign a definitive agreement by April 2002.

Letter of Intent with DNAPrint Genomics, Inc. and Orchid BioSciences, Inc. to perform 400,000 SNP-genotypes at $0.40 per genotype.

Approval obtained from American Diabetes Association to utilize its bank of DNA samples from patients with Type 2 Diabetes.

Disease Management Consultants Vince Kuraitis and Alan Kaul engaged to develop a marketing plan to form relationships with disease management firms and health care plans to commercialize our clinical research findings.

Second contract for Regulatory SNPs signed with Sequence Sciences, LLC to find more regulatory SNPs.

Filed tenth Provisional Patent Application involving a method to delay or prevent altogether most common serious diseases. Patent application number pending.

Added Peter C. Brooks and Richard A. Kranitz as members of our Board of
Directors.

January 2002

Dr. Jason Moore joins our Scientific Advisory Board.

HealthChip trademark filed with United States Patent and Trademark Office.

Letter of Intent to acquire Caucasian samples for fifty common diseases from DW
Coordinating Center, a Clinical Research Organization based in Los Altos,
California. We anticipate signing a definitive agreement by April 2002.

                                       20

Purchased one SNP Stream UHT (Ultrahigh Throughput) SNP Genotyping system from
Orchid BioSciences, Inc. that will enable us to perform as many as 100,000 genotypes a day. Purchased one SNP stream UHT system and the software from
Orchid BioSciences, Inc. of Princeton, New Jersey, that will further enable us to perform as many as 100,000 genotypes a day. Beta Test Agreement with Orchid
BioSciences, Inc. completed for the SNP stream UHT system, which will permit us to operate this equipment through a joint venture with DNA Print, Inc. in
Sarasota, Florida. The Beta Test Agreement involves the following: In return for providing Orchid BioSciences with information regarding their systems genotyping accuracy, the agreement allows GenoMed to perform the first 50,000 genotypes at no charge.

February 2002

Orchid BioSciences, Inc. installed our UHT SNP-stream genotyping system at
DNAPrint Genomics, Inc, a company with one year's experience using the Orchid genotyping platform. We are outsourcing our high-throughput genotyping needs to
DNAPrint Genomics, Inc.

Personnel with DNAPrint Genomics began training on SNP stream-UHT system equipment. DNAPrint Genomics personnel have been trained by Orchid BioSciences to operate the new system. In return for hosting the machine, we are allowing
DNAPrint Genomics to use our UHT SNP-stream machine for DNAPrint's genotyping needs driving times when the machine would otherwise be idle.

Our first board meeting was held in Sarasota, Florida. Board members also visited DNAPrint Genomics to see the UHT SNP-stream technology in operation.

OUR PLAN OF OPERATIONS OVER THE NEXT YEAR FROM MARCH 2002 TO MARCH 2003
We intend to accomplish the following regarding our plan of operations over the next twelve months, from March 2002 to March 2003:

March 2002

Move into Office and Lab Space
In March 2002, we moved into approximately 1200 square feet of space and are contemplating 2000 square feet of laboratory space in St. Louis, Missouri to conduct our research. Although we have not yet been provided with lease quotations, we estimate that the cost involved in renting this space will range from $800 to $1200 per month. We will attempt to negotiate a one (1) year term for the lease. Our president, Jerry White, will be responsible for conducting inquiries regarding a potential lease for our laboratory purposes.

Begin collections of Caucasian, African American, Asian and Hispanic samples for
52 diseases in accordance with our agreement with Bio Collections, Inc. The blood samples will be obtained from clinics and hospitals in Florida. The blood will be shipped to DNAPrint in Sarasota, Florida for conversions to DNA. The total approximate cost will be $125 per sample.

Begin collection of Caucasian samples for 52 diseases in accordance with our agreement with DW Coordinating Center, Inc.

                                       21

We signed a Letter of Intent with DW Coordinating Center for Caucasian patient samples representing a variety of common disease. The blood samples will be obtained with full informed consent and local Institutional Review Board approval from participating clinics and hospitals in Moscow and St. Petersburg,
Russia. The blood will be converted to DNA by a laboratory in Moscow and shipped to our offices in St. Louis, Missouri. The total approximate cost will be $45.35 per sample and a total approximate cost of $54,420. The collection of an initial set of 1200 samples will commence in March and last approximately six months.
Additional Caucasian patient samples will be collected by DW Coordinating Center in the future.

Establish Laboratory for Purpose of Collecting DNA from Blood
Assuming that we lease space for our laboratory, beginning in approximately
April or May 2002 we will purchase a refrigerator for approximately $1,000 to store whole blood and a freezer for approximately $1,000 to store DNA. We estimate that the laboratory will become operational during June 2002.

We will hire a research assistant for $30,000 per year that will prepare DNA from the white blood cells present in blood samples.

Genotyping Type 2 NIDDM Samples
DNA samples from patients with Type 2 Diabetes and controls have been obtained from the American Diabetes Association and the Coriell Cell Repository. Each DNA
sample will be genotyped at a reasonably large number of potentially functional
SNPs (single nucleotide polymorphism) using the Orchid UHT SNP-stream machine housed at DNAPrint Genomics, Inc. We will start with several hundred SNPs and scale-up to 10,000 SNPs over the next eight months.

The frequency of each SNP will be determined for patients ("cases") and controls. Where the SNP differs significantly in frequency between the "cases"
and "control" groups, the SNP is said to be associated with the disease under consideration, in this case Type 2 Diabetes.

The first 1,000 SNPs will be genotyped by September 2002. Personnel at DNAPrint
Genomics, under the direction of its Chief Executive Officer, Tony Frudakis, and its Project Manager, Matt Thomas, will be responsible for executing the genotyping. The project will be overseen by David Moskowitz, our Chairman of the
Board/Chief Medical Officer.

Market to Disease Management Companies and Health Care Providers
We plan to attempt to negotiate an agreement with Better Health Technology, a consulting firm located in Boise, Idaho, to contact disease management companies and health care providers for the purpose of establishing agreements with these companies to provide cost saving medical procedures. The terms of this potential agreement have not been determined.

April 2002

Obtain Hispanic Collection of Blood Samples
In accordance with our joint venture agreement with Muna, Inc. located in
Coconut Creek, Florida. Muna, Inc. will arrange for the collection of blood from
Hispanic patients with documented disease. Muna, Inc. will provide samples at approximately $50 per sample total cost; including the cost of DNA preparation.
The total anticipated estimated cost is $36,000.

                                       22

SNP Genotyping
DNA samples from patients with Type 2 Diabetes and controls have been obtained from the American Diabetes Association and the Coriell Cell Repository located in Camden, New Jersey. Each DNA sample will be genotyped at a reasonably large number of potentially functional SNPs using the Orchid UHT SNP-stream machine housed at DNAPrint Genomics, Inc.

The frequency of each SNP will be determined for patients ("cases") and controls. Where the SNP differs significantly in frequency between the "cases"
and "control" groups the SNP is said to be associated with the disease under consideration, in this case Type 2 Diabetes.

The first 1,000 SNPs will be genotyped by September 2002. Personnel at DNAPrint
Genomics, under the direction of Tony Frudakis, CEO, and Matt Thomas, Project
Manger, will be responsible for executing the genotyping. The project will be overseen by David Moskowitz, Chairman of GenoMed.

Data Analysis
Once genotype results are known for 384 samples, there will be too much data to keep track of, so it will take a computer or network of computers to process the results. The computational demands expand when you consider that some of these
1,000 SNPs may work with each other to produce the disease. Sorting through all the combinations of 1,000 SNPs, that is, one SNP at a time, then any two SNPs out of 1,000, then any three SNPs out of the same 1,000, then any four SNPs out of 1,000, and so on, will take advanced software and considerable computing power. Therefore, we will lease a computer or network of computers which will cost approximately $100,000.

Patent Writing
As in every aspect of this project, high throughput patent application is required. A template patent application has been prepared by our Chairman of the
Board and Chief Medical Officer, Dr. David Moskowitz. As data becomes available, such as SNPs and genes associated with our first disease target, Type 2
Diabetes, it will be incorporated into the existing template patent application.
We have retained the law firms of Holland and Knight located in Boston,
Massachusetts, Thompson Coburn located in St. Louis, Missouri, and Polster
Lieder located in St. Louis, Missouri to help with writing specific claims.

Marketing
We will attempt to recruit personnel with research pharmaceutical industry experience to market our disease-gene associations to the research pharmaceutical industry. Resumes are now being assembled for this purpose.

May 2002 to March 2003

SNP Genotyping
DNA samples from patients with Type 2 Diabetes and controls have been obtained from the American Diabetes Association and the Coriell Cell Repository located in Camden, New Jersey. Each DNA sample will be genotyped at a reasonably large number of potentially functional SNPs using the Orchid UHT SNP-stream machine housed at DNAPrint Genomics, Inc.

                                       23

The frequency of each SNP will be determined for patients ("cases") and controls. Where the SNP differs significantly in frequency between the "cases"
and control groups, the SNP is said to be associated with the disease under consideration, in this case Type 2 Diabetes.

The first 1,000 SNPs will be genotyped by September 2002. Personnel at DNAPrint
Genomics, under the direction of Tony Frudakis, CEO, and Matt Thomas, Project
Manger, will be responsible for executing the genotyping. The project will be overseen by Dr. David Moskowitz, our Chairman of the Board and Chief Medical
Officer.

Data Analysis
Once genotype results are known for 384 samples, because there will be too much data to keep track of, it will take a computer or network of computers to process the results. The computational demands expand when you consider that some of these 1,000 SNPs may work with each other to produce the disease.
Sorting through all the combinations of 1,000 SNPs, that is, one SNP at a time, then any two SNPs out of 1,000, and so on, will take advanced software and considerable computing power. Therefore, we will purchase a computer or network of computers which will cost approximately $100,000.

Patent Writing
As in every aspect of this project, high throughput patent application is required. A template patent application has been prepared by our Chairman of the
Board. As data becomes available, such as SNPs and genes associated with our first disease target, Type 2 Diabetes, it will be incorporated into each new patent application. We have retained the law firms of Holland and Knight located in Boston, MA, Thompson Coburn located in St. Louis, MO, and Polster Lieder located in St. Louis, MO to help with writing specific claims.

Marketing IP
We will attempt to recruit personnel with research pharmaceutical industry experience to market GenoMed's disease-gene associations to the research pharmaceutical industry. Resumes are now being assembled for this purpose.

Item 3. Description of Property.

Our 1,200 square foot offices are located on the ground of the Central Institute for the Deaf at 4560 Clayton Avenue, St. Louis, Missouri. Our offices are sufficient for our use. We lease our offices from the Central Institute for the
Deaf. We have a verbal lease agreement with the Central Institute for the Deaf that provides for the following terms: (a) lease is on a month-to-month basis;
(b) we are obligated to pay monthly lease payments of $966; and (c) our lease is subject to a 45-day notice to vacate by the Central Institute for the Deaf. No written lease exists for our lease of offices from the Central Institute for the
Deaf. Should we receive a notice to vacate, we will be required to locate new space for our offices.

                                       24

We do not intend to renovate, improve, or develop properties. We are not subject to competitive conditions for property and currently have no property to insure.
We have no policy with respect to investments in real estate or interests in real estate and no policy with respect to investments in real estate mortgages.
Further, we have no policy with respect to investments in securities of, or interests in persons primarily engaged in, real estate activities.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following tables set forth the ownership, as of the date of this
Registration Statement, of our common stock by each of our directors, by all executive officers and our directors as a group. To the best of our knowledge, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted. There are not any pending or anticipated arrangements that may cause a change in control of our company.

                    Security Ownership of Beneficial Owners:
                  -------------------------------------------

Title of Class          Name & Address            Amount     Nature     Percent
--------------   ---------------------------  ------------  ---------   --------
Common              David W. Moskowitz         12,500,000    Direct       10.74
                    518 Bonhomme Woods Drive
                    St. Louis, Missouri

Common              Carl Smith                  9,290,250    Direct         7.7
                    847 MacEwen Drive
                    Osprey, Florida 34229

Common              Richard C Hall             10,711,250    Direct         8.9
                    4925 Oxford Lane
                    Sarasota, Florida 34242

                       Security Ownership of Management:
                 -------------------------------------------

Title of Class           Name & Address          Amount      Nature     Percent
--------------   ---------------------------  ------------  ---------   --------

Common           David W. Moskowitz            12,500,000    Direct       10.74
                 518 Bonhomme Woods Drive
                 St. Louis, Missouri

Common           Jerry E. White                    0          N/A             0
                 16608 Marcross Court
                 Chesterfield, Missouri 63305

Common           Richard A. Kranitz                0          N/A             0
                 1238 12th Avenue
                 Grafton, Wisconsin 53024

Common           Peter Brooks                      0          N/A             0
                 1035 Old Garth Road
                 Charlottesville
                 Virginia  22901

Total of Officers and Directors                                           10.74%
================================================================================

This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based upon
116,310,000 shares of common stock outstanding as of the date of this
Registration Statement. There are no pending or anticipated arrangements that we are aware of that may cause a change in our control.

                                       25

Item 5. Directors And Executive Officers.

The names and ages of our executive officers and directors as of the date of this Registration Statement:

        Name             Age            Position       Current term   to expire
--------------------- -------- ----------------------- ------------  -----------
David W. Moskowitz       50    Chairman, CMO,            February       2003
                               Treasurer
--------------------- -------- ----------------------- ------------  -----------
Jerry E. White           62    President, CEO,           February       2003
                               Director,Assistant
                               Treasurer and Secretary
--------------------- -------- ----------------------- ------------  -----------
Richard A. Kranitz       57    Secretary/Director        February       2003

--------------------- -------- ----------------------- ------------  -----------
Peter C. Brooks          49    Director                  February       2003

--------------------- -------- ----------------------- ------------  -----------

Dr. David W. Moskowitz has been our Chairman of the Board and Chief Medical
Officer since our inception in November 2001. From February 2001 to October
2001, Dr. Moskowitz was the President and Chief Executive Officer of Monopath,
LLC, a medical genomics company registered as a limited liability company in
Delaware. From February 1998 to January 2001, Dr. Moskowitz was the founder and
President of DzGenes, LLC, a Biotechnology company located in St. Louis,
Missouri. From January 1990 to June 1998, Dr. Moskowitz was an Assistant
Professor with the Department of Pharmacological and Physiological Science
located in St. Louis, Missouri. From July 1987 to June 1998, Dr. Moskowitz was
an Assistant Professor with the Nephrology Division of the Department of
Internal Medicine at the University School of Medicine located in St. Louis,
Missouri. In 1974, Dr. Moskowitz graduated Summa Cum Laude from Harvard College with a degree in Chemistry. In 1976, Dr. Moskowitz graduated Cum Laude from
Merton College Biochemistry with a degree in Biochemistry from Merton College,
Oxford. In 1980, Dr. Moskowitz received an MD degree from Harvard Medical
School-MIT Division in Health Sciences and Technology where he graduated Cum
Laude.

Jerry E. White has been our President, Chief Executive Officer and a Director since November 15, 2001. From September 1998 to December 2001, Mr. White was the
Chairman of the Board, Chief Executive Officer and Co-Founder of Innovation
Control Systems, Inc., a healthcare security company that designs and manufactures high-tech security equipment for hospitals and nursing facilities.
From October 1995 to December 2001, Mr. White was also Vice President and
Principal of White Knight Group, Inc., a business consulting firm located in
Chesterfield, Missouri. From May 1980 to December 1988, Mr. White held several positions with the University of Wisconsin, including Director of the Department of Business and Management, University of Wisconsin - Extension. From December
1988 to July 1994, Mr. White was President and Co-Founder of Innovative Control
Systems, Inc., a healthcare security company. Mr. White served in the United
States Army from 1958 to 1978 and retired from the military in 1978 with the rank of Major. In 1973, Mr. White graduated from the University of Tampa with a
BS degree in Business. In 1978, Mr. White graduated from Troy State University with a Master of Business Administration.

                                       26

Peter C. Brooks has been one of our Directors since November 9, 2001. From 1997 to present, Mr. Brooks has been the founding partner of CornerStone Partners, an investment management firm. From 1981 to 1997, Mr. Brooks was the founder/owner of Naushon Capital, LLC located in Boston, Massachusetts, a private equity investment firm. In 1974, Mr. Brooks graduated form Harvard College with a BA
Degree in Chinese History. In 1979, Mr. Brooks graduated from Stanford
University with a Master of Business Administration degree and a Master of Arts in Administration Policy Analysis.

Richard A. Kranitz has been our Corporate Secretary and one of our Directors since December 2, 2001. Since 1970, Mr. Kranitz has been an attorney in private practice. His law practice is concentrated in the areas of securities, banking and business law. In 1969, Mr. Kranitz graduated from the University of
Wisconsin Law School with a Juris Doctor Degree. In 1966, Mr. Kranitz graduated from the University of Wisconsin with a BS degree in Political Science. Since
1990, Mr. Kranitz has been a Director of Grafton State Bank, a subsidiary of
Merchants & Manufacturers Bancorporation (symbol: MMBI). Since January 1990, Mr.
Kranitz has been a Director of Harp & Eagle, Ltd. (symbol: HARP). Since March
2000, Mr. Kranitz has been a Director of Mentor Capital Consultants, Inc., a
Securities and Exchange Commission Reporting Company (symbol MCAP).

Directors serve for a one year term. Our Bylaws state: the number of directors of the corporation shall be not less than one (1) nor more than fifteen (15), the number of the same to be fixed by the Board of Directors at any annual or special meeting. Each director shall hold office until the next annual meeting of stockholders and until such director's successor shall have been duly elected and shall have qualified, unless such director dies sooner, resigns or is removed by the stockholders at any annual or special meeting.

                                       27

Scientific Advisory Board

We have a Scientific Advisory Board for which we intend to have meetings at our offices or by telephone conferencing approximately four times a year. The purpose of the Scientific Advisory Board is to advise us on current projects and trends in the scientific community. Our Scientific Advisory Board is composed of
Dr. Scott Williams, Dr. Tony Frudakis, Dr. Jason Moore, and Mr. David Ellet.

Scott Williams joined our Scientific Advisory Board on November 2, 2001. Since
December 1999, Dr. Williams has been an Adjunct Research Associate Professor at the Department of Pediatrics of Vanderbilt University located in Nashville,
Tennessee. Since July 1997, Dr. Williams has been an Associate Professor at the
Department of Microbiology of Meharry Medical College located in Nashville,
Tennessee. Since March 1997, Dr. Williams has been a Co-Director of the
Computational Biology Core Facility at Meharry Medical College. From July 2000
to June 2001, Dr. Williams was a Visiting Scientist at the Montreal Genome
Centre of the Montreal General Hospital Research Institute located in Montreal,
Quebec Canada. In May 1981, Dr. Williams received his PhD degree in Biology from
Washington University. In May 1975, Dr. Williams received a BA Degree in
Political Science from the University of Texas.

Tony Frudakis joined our Scientific Advisory Board on December 7, 2001. Since
April 1999, Dr. Frudakis has been the President and Chief Executive Officer of
DNAPrint Genomics, a Sarasota, Florida-based genomics company which is also a
Securities and Exchange Commission reporting company. From July 1998 to October
1999, Dr. Frudakis was the Chief Scientific Officer of GAFF Biologic, a
scientific research firm located in Sarasota, Florida. From June 1995 to June
1998, Dr. Frudakis was an Associate Scientist with Corixa Corporation, a
Securities and Exchange Commission reporting company based in Seattle,
Washington. In May 1995, Dr. Frudakis received his PhD degree in Molecular and
Cell Biology from the University of California, Berkeley, California. In May
1990, Dr. Frudakis received his BS Degree in Biologic Sciences from the
University of California, Irvine, California.

Jason Moore joined our Scientific Advisory Board on January 16, 2002. Since
January 1999, Dr. Moore has been an Assistant Professor in the Human Genetics
Program at Vanderbilt University Medical School located in Nashville, Tennessee.
From September 1993 to December 1998, Dr. Moore was a Graduate Assistant at the
University of Michigan in the Department of Human Genetics. In September 2001,
Dr. Moore received the James V. Neel Young Investigator Award from the
International Genetic Epidemiology Society regarding the development of a new computational approach, symbolic discriminate analysis, for the analysis of high dimensional genetic data. Dr. Moore received the following degrees from the
University of Michigan located in Ann Arbor, Michigan: (a) in April 1999, a PhD
Degree in Human Genetics; (b) in April 1998, a MA Degree in Applied Statistics;
and (c) in April 1994, an MS Degree in Human Genetics. In August 1991, Dr. Moore
received a BS Degree in Biological Sciences from Florida State University.

David M. Ellet joined our Scientific Advisory Board on May 13, 2002. Since May
13, 2002, Mr. Ellet has served as our Chief Technical Officer. From June 1999 to
May 2002, Mr. Ellet was employed as a Molecular Biologist at Monsanto
Corporation located in St. Louis, Missouri. From May 1998 to June 1999, Mr.
Ellet was a graduate assistant at Southern Illinois University's Department of
Biological Sciences. From December 1989 to October 1993 Mr. Ellet served as a
Signalman in the United States Navy. Mr. Ellet received a Bachelor of Arts
Degree in Biology from the Southern Illinois University in 1998. He is working towards a Master of Science Degree in Biology from Southern Illinois University.

                                       28

Item 6. Executive Compensation.

                           SUMMARY COMPENSATION TABLE

                                                                        Long Term Compensation
                                   Annual Compensation                   Awards              Payouts
        (a)          (b)      (c)       (d)          (e)            (f)            (g)         (h)         (i)
                                                                 Restricted    Securities
                                                                   Stock       Underlying     LTIP
Name and Principle                     Bonus     Other Annual      Award(s)    Options/SARs  Payouts     All Other
     Position       Year   Salary ($)   ($)    Compensation ($)      ($)           (#)         ($)    Compensation ($)
------------------  ----  -----------  -----   ----------------  ----------   -------------- -------  ----------------
  David Moskowitz
  Chairman of the   2001   $ 55,417                                            137,500,000
       Board                                                                    options -
                    2002   $135,000      0            0               0       See footnote **   0           0

   Jerry White                                                     5,000,000
   President/CEO                                                   shares of
                                                                   restricted
                                                                     common
                                         0            0            stock. See          0         0          0
                    2002   $125,000                                footnote *

* Our President/Chief Executive Officer is entitled to receive 5,000,000 shares of our common stock payable at the end of each year of his five year employment agreement.

** On March 18, 2002, we entered into an agreement with our Chairman of the
Board, Dr. David Moskowitz, in which we granted officer options to Dr. Moskowitz to purchase 37,500,000 shares of our common stock at an exercise price of 20% of the fair market value of the common stock on the exercise date. The options may be exercised after May 6, 2002 for a period of ten years as to 12,500,000 options and after November 6, 2002 for a period of ten years as to 25,000,000 options. In addition, Dr. Moskowitz was granted a performance option to purchase up to 100,000,000 common shares for a period of ten years at an exercise price of 20% of the fair market value of the common stock on the exercise date. The performance options will only be granted to Dr. Moskowitz based upon the occurrence of any of the following "Triggering Events:"

     o    Gross Profit Triggering Event - Dr. Moskowitz will be entitled to receive one option to purchase one share of our common stock for every one cent of gross profit we produce, up to a maximum of 100,000,000 shares of our common stock; or

     o    Exchange Triggering Event - Dr. Moskowitz will be entitled to receive an option to purchase up to 100,000,000 shares of our common stock if we become listed and quoted on the NASDAQ Small Cap or the NASDAQ
          National Market Systems Exchange; or

     o    Sale Triggering Event - Dr. Moskowitz will be entitled to receive an option to purchase up to 100,000,000 shares of common stock if we are purchased or acquired  by a larger biotech firm for a minimum of
          $100,000,000 in value.

                                       29

We have no compensation committee or other board committee performing equivalent functions. Dr. Moskowitz, our Chairman of the Board, and Mr. White, our current
President and Chief Executive Officer, participated in deliberations of our
Board of Directors concerning executive officer compensation.

We have an August 10, 2001 employment agreement with our Chairman of the Board,
David Moskowitz, providing for a $135,000 annual salary. This agreement expires on August 15, 2003, but provides for unlimited automatic one year period extensions.

We have a November 15, 2001 five year employment agreement with our
President/Chief Executive Officer, Jerry E. White, providing for a $125,000 annual salary. The agreement also provides that our President/Chief Executive
Officer is entitled to receive 5,000,000 shares of our common stock payable at the end of each full year of his employment. Because we employed Mr. White during 2001 as a consultant for a total of only one and one-half months based on a verbal agreement we had with Mr. White, he was not entitled to receive and, in fact, did not receive any stock compensation during 2001. Mr. White is not scheduled to receive his first 5,000,000 shares of our common stock until the end of December 2002.

If no "Triggering Event" has occurred by November 9, 2006, we are not obligated to grant the performance option.

Options/SAR Grants 2002

                          Number of       % of Total Options
 Name and Principle      Securities           Granted To            Exercise             Expiration
      Position       Underlying Options    Employees in 2002     or Base Price             Date
------------------   ------------------   ------------------   ------------------   ------------------
  David Moskowitz     37,500,000 common            100%             20% of the          05/06/12*
  Chairman of the     stock shares                               fair market value      11/06/12**
       Board                                                    of the common stock
                                                               On the exercise date

                      100,000,000 common           100%             20% of the          03/18/12
                      stock shares***                            fair market value
                                                                of the common stock
                                                               on the exercise date

*The 5/6/12 expiration date refers to 12,500,000 options of the total 37,500,000 options that may be exercised up to that date.

**The 11/6/12 expiration date refers to 25,000,000 options of the total
37,500,000 options that may be exercised up to that date.

***The 100,000,000 shares refers to the grant to Dr. Moskowitz of a performance option to purchase up to 100,000,000 common shares for a period of 10 years at an exercise price of 20% of the fair market value of the common stock on the exercise date. The performance options will only be granted to Dr. Moskowitz based upon the occurrence of "triggering events" which are summarized in footnote ** of the Summary Compensation Table above on pages 28-29 in the description of the March 18, 2002 option agreement. If no "Triggering Event" has occurred by November 9, 2006, we are not obligated to grant the performance option.

                                       30

Item 7. Certain Relationships and Related Transactions.

On November 9, 2001 we issued 12,500,000 shares of our common stock to Dr. David
W. Moskowitz. The shares were issued to Dr. Moskowitz as the sole owner of
Genomic Medicine, LLC in accordance with the terms of the Agreement and Plan of
Exchange between us and Genomic Medicine, LLC, in which we acquired 100% of
Genomic Medicine, LLC and Genomic became our wholly owned subsidiary.

Item 8. Description of Securities.

Common Stock. We are authorized to issue 1,000,000,000 shares of common stock at
$.01 par value. As of the date of this Registration Statement there were
120,310,000 shares of common stock outstanding held of record by 618 stockholders.

Holders of our common stock are entitled to one vote per share on each matter submitted to vote at any meeting of shareholders. A majority of the shares entitled to vote constitutes a quorum at a meeting of the shareholders. If a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders unless otherwise provided by law. Directors shall be elected by a plurality of the votes cast by the shares entitled to vote at a meeting at which a quorum is present. Our Board of Directors has authority, without action by our shareholders, to issue all or any portion of the authorized but unissued shares of common stock, which would reduce their percentage of ownership of our common stock and which would dilute the book value of the common stock.

Our shareholders have no preemptive rights to acquire additional shares of common stock. Our common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation, the holders of shares of common stock are entitled to share equally in corporate assets after the satisfaction of all liabilities. Holders of common stock are entitled to receive such dividends as the Board of Directors may from time to time declare out of funds legally available for the payment of dividends. During the last two fiscal years, we have not paid cash dividends on our common stock and we do not anticipate that we will pay cash dividends in the foreseeable future.

PART II

Item 1. Market Price of And Dividends on The Registrant's Common Equity and
Other Shareholder Matters.

MARKET INFORMATION

Second Quarter 2002:
High - $.042
Low -  $.017

First Quarter 2002:
High - $.08
Low  - $.03

Fourth Quarter 2001:
High - $.11
Low  - $.005

Third Quarter 2001:
High - $.005
Low  - $.00

Second Quarter 2001:
High - $.00
Low  - $.00

First Quarter 2001
High - $.00
Low  - $.00

The source of these quotations is the Over-the-Counter Pink Sheets.

                                       31

Management has not discussed market making with any market maker or broker dealer. If the Securities and Exchange Commission declares this Registration
Statement effective, we intend to apply for trading our common stock on the
Over-the-Counter Bulletin Board. No market currently exists for our securities on the Over-the-Counter Bulletin Board and there is no assurance that a regular trading market on the Bulletin Board will develop, or if developed, will be sustained. A shareholder in all likelihood, therefore, may not be able to resell his or her securities should he or she desire to do so when eligible for public resales. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. We have no plans, proposals, arrangements, or understandings with any person with regard to the development of a trading market in any of our securities.

OPTIONS, WARRANTS, CONVERTIBLE SECURITIES

On March 18, 2002, we entered into an agreement with our Chairman of the Board,
Dr. David Moskowitz, in which we granted officer options to Dr. Moskowitz to purchase 37,500,000 shares of our common stock at an exercise price of 20% of the fair market value of the common stock on the exercise date. The options may be exercised after May 6, 2002 for a period of ten years as to 12,500,000 options and after November 6, 2002 for a period of ten years as to 25,000,000 options. In addition, Dr. Moskowitz was granted a performance option to purchase up to 100,000,000 common shares for a period of ten years at an exercise price of 20% of the fair market value of the common stock on the exercise date. The performance options will only be granted to Dr. Moskowitz based upon the occurrence of any of the following "Triggering Events:"

     o    Gross Profit Triggering Event - Dr. Moskowitz will be entitled to receive one option to purchase one share of our common stock for every one cent of gross profit we product, up to a maximum of 100,000,000 shares of our common stock; or

     o    Exchange Triggering Event - Dr. Moskowitz will be entitled to receive an option to purchase up to 100,000,000  shares of our common stock if we become listed and quoted on the NASDAQ Small Cap or the NASDAQ
          National Market Systems Exchange; or

     o    Sale Triggering Event - Dr.  Moskowitz will be entitled to receive an option to purchase up to 100,000,000 shares of common stock if we are purchased or acquired by a larger biotech firm for a minimum of
          $100,000,000 in value.

If no "Triggering  Event" has occurred by November 9, 2006, we are not obligated to grant the performance option.

                                       32

SHARES ELIGIBLE FOR FUTURE SALE UNDER RULE 144

There are 107,810,000 shares of our common stock held by non-affiliates and
12,500,000 shares of our common stock held by affiliates, which Rule 144 of the
Securities Act of 1933 defines as restricted securities. No shares have been sold pursuant to Rule 144 of the Securities Act of 1933 and no shares are eligible to be resold pursuant to Rule 144. We have agreed to register all of the shares held by our existing non-affiliate selling shareholders. We plan to issue common stock subject to an employee benefit plan.

Once this Registration Statement is effective, the shares of our common stock being offered by us and our selling shareholders will be freely tradable without restrictions under the Securities Act of 1933, except for any shares held by our
"affiliates," which will be restricted by the resale limitations of Rule 144 under the Securities Act of 1933.

In general, Rule 144 provides that any person who has beneficially owned shares for at least one year, including an affiliate, is generally entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the shares of common stock then outstanding, or the reported average weekly trading volume of the common stock during the four calendar weeks immediately preceding the date on which notice of the sale is sent to the SEC.
Sales under Rule 144 are subject to manner of sale restrictions, notice requirements, and availability of current public information concerning us. Rule
144(k) states that a person who is not our affiliate and who has not been our affiliate within three months prior to the sale generally may sell shares without regard to the limitations of Rule 144, provided that the person has held the shares for at least one year. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation, or notice provisions of Rule 144.

No prediction can be made as to the affect, if any, such future sales of shares, or the availability of shares for such future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock.
As a result of the provisions of Rule 144, all of the restricted securities could be available for sale in a public market, if developed, beginning 90 days after the date of this prospectus. The availability for sale of substantial amounts of common stock under Rule 144 could adversely affect prevailing market prices for our securities.

                                       33

HOLDERS
As of the date of this Registration Statement, we had 618 holders of record of our common stock. We have one class of common stock outstanding.

DIVIDENDS
We have not declared any cash dividends on our common stock since our inception and do not anticipate paying such dividends in the foreseeable future. We plan to retain any future earnings for use in our business. Any decisions as to future payment of dividends will depend on our earnings and financial position and such other factors as the Board of Directors deems relevant. We are not limited in our ability to pay dividends on our securities.

PENNY STOCK CONSIDERATIONS
Our shares are "penny stocks" which term is generally defined in the Securities
Exchange Act of 1934 as equity securities with a price of less than $5.00. Our shares may be subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock.

Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer or "accredited investor" must make a special suitability determination regarding the purchaser and must receive the purchaser's written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt. Generally, an individual with a net worth in excess of $1,000,000 or annual income exceeding $200,000 individually or
$300,000 together with his or her spouse is considered an accredited investor.
In addition, under the penny stock regulations the broker-dealer is required to:

     o    Deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt;
     o    Disclose commissions payable to the broker-dealer and its registered representatives and current bid and offer quotations for the securities;
     o    Send monthly statements disclosing recent price information pertaining to the penny stock held in a customer's account, the account's value, and information regarding the limited market in penny stocks; and
     o    Make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction, prior to conducting any penny stock transaction in the customer's account.

Because of these regulations, broker-dealers may encounter difficulties in their attempt to sell shares of our common stock, which may affect the ability of selling shareholders or other holders to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements could impede the sale of our securities, if our securities become publicly traded. In addition, the liquidity for our securities may be adversely affected, with a corresponding decrease in the price of our securities. Our shares may someday be subject to such penny stock rules and our shareholders will, in all likelihood, find it difficult to sell their securities.

Item 2. Legal Prooceedings

We are unaware of any officer, director, or persons nominated for such positions, promoter or significant employee that has been involved in legal proceedings that would be material to an evaluation of our management.

Item 3. Changes in and Disagreements with Accountants.

None

                                       34

Item 4. Recent Sales of Unregistered Securities.

On January 3, 2001, we issued 10,000,000 shares of our common stock to our then
President/Director/Founder, Susan Parker, in consideration for her $10,000 capital contribution to us and for her services rendered as our President,
Secretary and Treasurer. We valued these shares at a price of $.001 per share.
Susan Parker was also the prior President, Secretary and Treasurer of e-Miracle
Network, Inc., the debtor from which we were formed along with 12 other companies as a result of the bankruptcy reorganization of e-Miracle Network,
Inc.

Susan Parker assumed the positions of President, Secretary and Treasurer at
e-Miracle Network, Inc. on November 6, 2000, which was after e-Miracle Network,
Inc. filed for bankruptcy. Susan Parker was also the founder and sole director of the other 12 commonly owned companies formed as a result of the bankruptcy reorganization of e-Miracle Network, Inc. Our Board of Directors determined the number of shares to issue to Ms. Parker. We relied upon Section 4(2) of the
Securities Act of 1933 for the issuance to Ms. Parker. We believed that Section
4(2) was available because the sale did not involve a public offering, Ms.
Parker was our Officer and Director at the time, and as our Officer/Director she had access to all relevant information pertaining to us.

On March 3, 2001, in connection with the approval of an Amended Plan of
Reorganization for e-Miracle Network, Inc., United States Bankruptcy Court,
Southern District of Florida, Miami Division on March 6, 2001 (Case No.
00-18144-BKC-AJC So. Dist. Fla.), we issued 71,200 of our common stock to 595 persons who were debtors and shareholders of e-Miracle Network, Inc. We relied upon Section 3(a)(7) of the Securities Act of 1933 for the sale. We believed that Section 3(a)(7) was available because the common stock issuances to the 595 persons were made with the approval of the United States Bankruptcy Court.

On March 3, 2001, we issued 1,000,000 shares of our common stock to Eric Littman in return for his contribution of $240,000 to e-Miracle Network, Inc., the
Debtor in the above-named bankruptcy action. We relied upon Section 3(a)(7)of the Securities Act of 1933 in issuing the shares to Mr. Littman. We believed that Section 3(a)(7) was available because the common stock issuance to Mr.
Littman was made with the approval of the United States Bankruptcy Court. The
$240,000 contribution was to be equally shared by the 13 companies formed in the reorganization, including us. The shares that were issued to Mr. Littman were valued at $.001 per share as determined in negotiations with the creditors and the debtor's attorneys for the bankruptcy estate as to what was a fair valuation for Mr. Littman's contribution.

                                       35

On March 3, 2001, we issued 1,000,000 shares of our common stock to Dennis Sturm in return for Mr. Sturm's contribution of $240,000 to e-Miracle Network, Inc., the Debtor in the above-named bankruptcy action. We relied upon Section
3(a)(7)of the Securities Act of 1933 for the sale. We believed that Section
3(a)(7) was available because the common stock issuance to Mr. Sturm was made with the approval of the United States Bankruptcy Court. This contribution was to be equally shared by the 13 companies formed in the reorganization, including
us. The shares that were issued to Mr. Sturm were valued at $.001 per share. The
$240,000 contribution was to be equally shared by the 13 companies formed in the reorganization, including us. The shares that were issued to Mr. Strum were valued at $.001 per share as determined in negotiations with the creditors and the debtor's attorneys for the bankruptcy estate as to what was a fair valuation for Mr. Sturm's contribution.

On July 12, 2001, we issued 2,500 shares of our common stock to Andrew Hellinger in return for services he rendered in connection with the Amended Plan of
Reorganization. The shares issued to Mr. Hellinger were valued at $.001. We relied upon Section 3(a)(7)of the Securities Act of 1933 for the sale. We believed that Section 3(a)(7)was available because the common stock issuance to
Mr. Hellinger was made with the approval of the United States Bankruptcy Court.

On July 12, 2001, we issued 2,500 shares of our common stock to Lewis B. Freeman in return for services he rendered with the Amended Plan of Reorganization. The shares issued to Mr. Freeman were valued at $.001. We relied upon Section
3(a)(7)of the Securities Act of 1933 for the sale. We believed that Section
3(a)(7) was available because the common stock issuance to Mr. Freeman was made with the approval of the United States Bankruptcy Court.

On September 6, 2001, Mr. David Siddons entered into a private securities transaction with Ms. Susan Parker, then of e-Kids Network, Inc., whereby Mr.
Siddons purchased 10,000,000 shares of e-Kids Network, Inc. from Ms. Parker in a private transaction for $200,000. The sale by Ms. Parker was made under Section
4(1) of the Securities Act of 1933 which was available because the sale did not involve an issuer, underwriter or dealer and was a privately negotiated transaction between two individuals. Mr. David Siddons then became our
President, Chairman of the Board and majority shareholder. After Ms. Parker's sale of 10,000,000 shares to Mr. Siddons, Ms. Parker was no longer a shareholder of e-Kids Network. On September 28, 2001, in conjunction with a 50-for-1 forward split of our common stock, Mr. Siddons' 10,000,000 shares became 500,000,000 shares.

On November 8, 2001, David Siddons returned for cancellation the 500,000,000 shares of common stock previously issued to him. Mr. Siddons returned these shares in contemplation of our acquisition of our wholly owned subsidiary,
Genomic Medicine, LLC. A term of our acquisition of Genomic Medicine, LLC was that we would have 103,810,000 shares of common stock outstanding on the date of the closing of the acquisition of Genomic Medicine, LLC. As such, David Siddons retired 500,000,000 shares to complete the transaction. Prior to David Siddons retiring the shares, we had 603,810,000 shares of common stock outstanding.

                                       36

Pursuant to a verbal agreement between our shareholder, Research Capital, and
David Siddons, on April 1, 2002 Research Capital transferred 4,000,000 restricted shares of our common stock held by Research Capital to Mr. Siddons in exchange for his prior cancellation of the 500,000,000 shares of our common stock. Additionally, Mr. Siddons received the benefit of holding shares in an operating company with an active business, that being the business of Genomic
Medicine, LLC, as opposed to holding shares in an inactive company. Our current management did not pay any consideration or have any discussions with either
Research Capital or Mr. Siddons in connection with the transfer of the 4,000,000 shares from Research Capital to Mr. Siddons. Research Capital agreed to give the
4,000,000 shares to Mr. Siddons to facilitate the acquisition of Genomic
Medicine, LLC, because upon the closing of the acquisition between us and
Genomic Medicine, LLC, the owner of Research Capital would hold shares in a company with an active business, that being Genomic Medicine, LLC, as opposed to holding shares in an inactive company with no business plan.

On November 9, 2001, we issued 12,500,000 shares of our common stock to Dr.
David W. Moskowitz. The shares were valued at $0.0445 for a total value of
$556,250. The shares were issued to Dr. Moskowitz as the sole owner of Genomic
Medicine, LLC in accordance with the terms of the Agreement and Plan of Exchange between us and Genomic Medicine, LLC in which we acquired 100% of Genomic
Medicine, LLC. We issued these shares to Dr. Moskowitz in reliance upon Section
4(2) of the Securities Act of 1933, because the issuance did not involve a public offering. Dr. Moskowitz was knowledgeable, sophisticated and had access to comprehensive information about us. We placed legends on the certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale.

On March 20, 2002, we issued 4,000,000 shares of our common stock to Research
Capital, LLC in return for $1,000,000 of funding provided by Research Capital,
LLC. On April 1, 2002, these shares were transferred by Research Capital to
David Siddons for canceling the 500,000,000 shares of common stock to facilitate our share exchange with Genomic Medicine. We relied upon Section 4(2) of the
Securities Act of 1933 for the sale. We believed that Section 4(2) was available because the sale did not involve a public offering. Research Capital's principal represented to us that he was an accredited investor, was purchasing the shares for investment purposes and had access to all relevant information pertaining to
us. We placed legends on the certificates stating that the securities were not registered under the Securities Act of 1933 and set forth the restrictions on their transferability and sale.

Item 5. Indemnification of Directors and Officers.

We have agreed to indemnify our Officers and Directors to the fullest extent provided under Florida law, as follows:

A corporation may indemnify any person who may be a party to any third party
(nonderivative) action if the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation in certain capacities, and acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation.
With respect to any criminal action or proceeding, to be indemnified, the person has to have had no reasonable cause to believe the conduct was unlawful. F.S.
607.0850(1).

                                       37

A corporation may indemnify any person who may be a party to a derivative action if the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation in certain capacities, and acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation. However, no indemnification may be made for any claim, issue or matter for which the person was found to be liable unless a court determines that, despite adjudication of liability but in view of all circumstances of the case, the person is fairly and reasonably entitled to indemnity. F.S. 607.08509(2).

Any indemnification made under these subsections, unless under a court determination, may be made only after a determination has met these standards of conduct. This determination is to be made by a majority vote of a quorum consisting of the disinterested directors of the board of directors, by independent legal counsel, or by a majority vote of the disinterested shareholders. The board of directors also may designate a special committee of disinterested directors to make this determination. F.S. 607.0850(4).

With regard to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding)is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.

                                       38

PART F/S
                                  GenoMed, Inc.
                          (A Development Stage Company)
                           Consolidated Balance Sheet
                                 March 31, 2002
                                   (Unaudited)
                                    Restated

Assets

Current assets:
   Cash                                                             $   178,364
   Other current assets                                                   3,005
                                                                    -----------
      Total current assets                                              181,369
                                                                    -----------

Property and equipment, net                                             202,193
                                                                    -----------

Other assets                                                              8,151
                                                                    -----------

                                                                    $   391,713
                                                                    ===========

Liabilities and stockholders' (deficit)

Current liabilities:
   Accounts payable                                                 $    41,927
   Accrued expenses                                                      16,946
   Due to shareholder                                                    46,023
   Advances payable - affiliates                                        785,910
   Advances payable                                                      20,000
                                                                    -----------
     Total current liabilities                                          910,806
                                                                    -----------

Stockholders' (deficit):
   Common stock, $.001 par value,
      1,000,000,000 shares authorized,
      120,310,000 shares issued and outstanding                         120,310
   Additional paid in capital                                           489,243
   Subscribed common shares                                              10,750
   Deferred compensation                                               (140,000)
  (Deficit) accumulated during the development stage                   (999,396)
                                                                    -----------
                                                                       (519,093)
                                                                    -----------

                                                                    $   391,713
                                                                    ===========

        See accompanying notes to the consolidated financial statements.

                                      F-1

                                  GenoMed, Inc.
                          (A Development Stage Company)
                      Consolidated Statements of Operations
   Period From Inception (January 3, 2001) to March 31, 2001, the Three Months
      Ended March 31, 2002 and the Period From Inception (January 3, 2001)
                                to March 31, 2002
                                   (Unaudited)
                                    Restated

                                                                    Three Months
                                                    Inception to       Ended         Inception to
                                                     March 31,       March 31,        March 31,
                                                         2001            2002             2002
                                                   -------------   -------------    -------------

Revenue                                            $        --     $        --      $        --
                                                   -------------   -------------    -------------
Operating expenses:
   Research and development                                 --              --            333,264
   Selling, general and administrative expenses             --           471,800          651,132
                                                   -------------   -------------    -------------
                                                            --           471,800          984,396
                                                   -------------   -------------    -------------

(Loss) from operations                                      --          (471,800)        (984,396)

Other expense:
  Interest                                                  --            11,000           15,000
                                                   -------------   -------------    -------------

Net (loss)                                         $        --     $    (482,800)   $    (999,396)
                                                   =============   =============    =============

Per share information - basic and fully diluted:

  Weighted average shares outstanding                535,670,667     120,310,000      429,287,385
                                                   =============   =============    =============

  Net (loss) per share                             $        --     $       (0.00)   $       (0.00)
                                                   =============   =============    =============

        See accompanying notes to the consolidated financial statements.

                                      F-2

                                  GenoMed, Inc.
                          (A Development Stage Company)
                      Consolidated Statements of Cash Flows
   Period From Inception (January 3, 2001) to March 31, 2001, the Three Months
     Ended March 31, 2002 and the Period From Inception (January 3, 2001) to
                                 March 31, 2002
                                   (Unaudited)
                                    Restated

                                                             Three Months
                                             Inception to       Ended         Inception to
                                              March 31,       March 31,        March 31,
                                                  2001            2002             2002
                                            -------------   -------------    -------------

Cash flows from operating activities:
Net cash (used in) operating activities     $        --     $    (241,528)   $    (427,792)
                                            -------------   -------------    -------------

Cash flows from investing activities:
Net cash (used in) investing activities              --          (200,000)        (210,254)
                                            -------------   -------------    -------------

Cash flows from financing activities:
Net cash provided by financing activities            --           350,000          816,410
                                            -------------   -------------    -------------

Net increase (decrease) in cash                      --           (91,528)         178,364

Beginning - cash balance                             --           269,892             --
                                            -------------   -------------    -------------

Ending - cash balance                       $        --     $     178,364    $     178,364
                                            =============   =============    =============

Supplemental cash flow information:
  Cash paid for income taxes                $        --     $        --      $        --
  Cash paid for interest                    $        --     $        --      $        --

        See accompanying notes to the consolidated financial statements.

                                      F-3

                                  GenoMed, Inc.
                           A Development Stage Company
                   Notes to Consolidated Financial Statements
                                 March 31, 2002
                                   (Unaudited)

(1)  Basis Of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information. They do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year. For further information, refer to the restated financial statements of the Company as of December 31, 2001 and the period from inception (January 3, 2001) to
December 31, 2001 including notes thereto.

(2)  Earnings Per Share

The Company calculates net income (loss) per share as required by SFAS No. 128,
"Earnings per Share." Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares and dilutive common stock equivalents outstanding. During the periods presented common stock equivalents were not considered as their effect would be anti dilutive.

(3)  Property and Equipment

During the period ended March 31, 2002 the Company expended $200,000 for lab equipment.

(4)  Advances Payable - affiliates

During the period ended March 31, 2002 the Company received an additional
$350,000 pursuant to a funding agreement entered into during 2001. The total advanced by the affiliate through March 31, 2002 was $785,910.

(5)  Stockholders' (Deficit)

During November 2001 the Company acquired all of the issued and outstanding shares of Genomic Medicine, LLC ("LLC"), a development stage company involved in research and development, with no revenue generating operations from its current president. The business combination has been accounted for as a purchase. In exchange for the membership interest of LLC the Company issued 12,500,000 shares of its common stock valued at $62,500 and agreed to issue an additional
37,500,000 shares of its common stock during May and November 2002 valued at
$187,500. The agreement was amended in March 2002 to reduce the purchase price to require the issuance of 12,500,000 shares of common stock and the payment of
$46,023 to effect the acquisition. The reduction of the purchase price of
$141,477 has been recorded as a capital contribution during the period ended
March 31, 2002.

                                      F-4

                                  GenoMed, Inc.
                           A Development Stage Company
                   Notes to Consolidated Financial Statements
                                 March 31, 2002
                                   (Unaudited)

During November 2001 the Company entered into a one year consulting agreement, which is automatically renewable for one year if not cancelled by either party.
Pursuant to the agreement the consultant agreed to provide financial and public relations services to the Company and to provide $1,000,000 in working capital.
In addition, the consultant agreed to assist the Company in raising $5,000,000 through a private placement. As consideration for the services the consultant agreed to accept $20,000 per month payable in common shares of the Company.
During February 2002 the consultant agreed to accept 4,000,000 shares of the company's common stock as payment in full for the consulting services. The shares were issued during the period ended March 31, 2002. The shares were valued at their fair market value on the measurement date of $.06 per share and the value of the services is being amortized over the one year period at a rate of $20,000 per month. The Company charged $40,000 to operations during the period ended December 31, 2001 and $60,000 to operations during the period ended
March 31, 2002. The balance of $140,000 has been recorded as deferred compensation at March 31, 2002.

The Company also charged $6,250 to operations during the period ended March 31,
2002 pursuant to its agreement to issue 5,000,000 shares of common stock for the year ended December 31, 2002 in accordance with the terms of an employment agreement. As of March 31, 2002, 1,250,000 shares had been earned and had not been issued. The shares have been valued at the trading price of $.005 of the
Company's common stock on November 15, 2001, the measurement date. The above amount has been included as subscribed common shares.

In addition, the Company charged $4,500 to operations during the period ended
March 31, 2002 pursuant to its agreement to issue 50,000 shares of common stock during January 2002 and 250,000 shares of common stock on December 31, 2002 in accordance with the terms of advisory board contracts. As of March 31, 2002,
112,500 shares had been earned and had not been issued. The shares have been valued at the trading price of $.04 of the Company's common stock on March 31,
2002, the measurement date. The above amount has been included as subscribed common shares.

                                      F-5

                                  GenoMed, Inc.
                           A Development Stage Company
                   Notes to Consolidated Financial Statements
                                 March 31, 2002
                                   (Unaudited)

During March 2002 the Company granted an officer options to purchase 37,500,000 shares of common stock at an exercise price of 20% of the fair market value of the common stock on the exercise date. The options may be exercised after May 6,
2002 for a period of 10 years as to 12,500,000 options and after November 6,
2002 for a period of 10 years as to 25,000,000 options. In addition, this officer was granted a performance option to purchase up to 100,000,000 common shares for a period of 10 years at an exercise price of 20% of the fair market value of the common stock on the exercise date. The performance options will only be granted to the officer upon the occurrence of future specified events.
The discount from the fair market value of the common stock related to the
37,500,000 options will be charged to operations as general and administrative expenses during the period from the grant date November 6, 2002. During the period ended March 31, 2002 $153,000 was charged to operations.

The effect of applying SFAS No. 123 pro forma net (loss) is not necessarily representative of the effects on reported net income (loss) for future years due to, among other things, the vesting period of the stock options and the fair value of additional stock options in future years. The fair values of the options granted during 2002 are estimated at $.012 on the date of grant using the Black-Scholes option pricing model with the following assumptions: no dividend yield, volatility of 508%, a risk-free interest rate of 4%, and expected lives of 10 years from date of vesting

For purpose of pro forma disclosure, the estimated fair value of the options is charged to expense in the period that the options were granted. The Company's pro forma information is as follows:
                                                     March 31,
                                              2002               2001

Pro forma net (loss)                       $(547,800)        $        -
Pro forma (loss) per share -
    Basic and diluted                      $    (.00)        $        -

(6)  Going Concern

The Company's financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

The Company has experienced a significant loss from operations as a result of its investment necessary to achieve its operating plan, which is long-range in nature. For the period ended March 31, 2002 the Company incurred a net loss of
$482,800 and has a working capital deficit of $729,437 and a stockholders'
deficit of $519,093 at March 31, 2002.

The Company's ability to continue as a going concern is contingent upon its ability to attain profitable operations and secure financing. In addition, the
Company's ability to continue as a going concern must be considered in light of the problems, expenses and complications frequently encountered by entrance into established markets and the competitive environment in which the Company operates.

The Company is pursuing equity financing for its operations. Failure to secure such financing or to raise additional capital or borrow additional funds may result in the Company depleting its available funds and not being able pay its obligations.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

                                      F-6

                                  GenoMed, Inc.
                           A Development Stage Company
                   Notes to Consolidated Financial Statements
                                 March 31, 2002
                                   (Unaudited)

(7)  Correction of An Error

During August 2002 the Company determined that the value assigned to 37,500,000 options issued to an officer should have been recorded at the discount from the fair market value of the common shares for the options vested on the measurement date of $.032 per share or an aggregate of $153,000 through March 31, 2002. The
Company charged this amount to general and administrative expenses during the period ended March 31, 2002 (see Note 5).

In addition, during August 2002 the Company determined that the value assigned to certain common shares to be issued pursuant to an employment contract and advisory board contracts should have been valued at the trading prices of the
Company's common shares on the measurement date of $.005 for the shares related to the employment contract and $.04 for the shares related to the advisory board contracts. The correction of the previous valuation resulted in a decrease in general and administrative expenses of $84,500.

The accompanying financial statements have been restated to reflect these corrections. The adjustment increased the net loss for the period ended March
31, 2002 as previously reported from $(414,300) to $(482,800) or $(.00) per share. . In addition, the weighted average number of common shares outstanding has been corrected from 10,713,413 shares and 126,520,068 shares to 535,670,667 and 429,287,385 shares for the three months ended March 31, 2001 and the period from inception to March 31, 2002 to correctly reflect the stock split effected in September 2001.

                                      F-7

                         REPORT OF INDEPENDENT AUDITORS

Stockholders and Board of Directors
GenoMed, Inc.

We have audited the accompanying consolidated balance sheet of GenoMed, Inc. (A
Development Stage Company) as of December 31, 2001, and the related consolidated statements of operations, stockholders' (deficit) and cash flows for the period from inception (January 3, 2001) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GenoMed, Inc. (A
Development Stage Company) as of December 31, 2001, and results of its operations and its cash flows for the period from inception (January 3, 2001) to
December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 9, the Company has restated the financial statements for the year ended December 31, 2001 to correct an error in recording the value of common shares issued for an acquisition.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered a loss from operations, has working capital and stockholders' deficiencies and is in the development stage.
These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Stark Winter Schenkein & Co., LLP
Stark Winter Schenkein & Co., LLP

Denver, Colorado
March 29, 2002, except for Note 9 as to
  Which the date is August 9, 2002

                                      F-1

                                  GenoMed, Inc.
                          (A Development Stage Company)
                           Consolidated Balance Sheet
                                December 31, 2001
                                   (Restated)

Assets

Current assets:
   Cash                                                            $    269,892
   Other current assets                                                   4,217
                                                                   ------------
      Total current assets                                              274,109
                                                                   ------------

Property and equipment, net                                               2,193
                                                                   ------------

Other assets:
   Intangible asset - web site, net                                       6,939
                                                                   ------------

                                                                   $    283,241
                                                                   ============

Liabilities and stockholders' (deficit)

Current liabilities:
   Accounts payable                                                $     12,811
   Accrued expenses                                                      28,540
   Advances payable - affiliates                                        435,910
   Advances payable                                                      20,000
                                                                   ------------
     Total current liabilities                                          497,261
                                                                   ------------

Stockholders' (deficit):
   Common stock, $.001 par value,
      1,000,000,000 shares authorized,
      116,310,000 shares issued and outstanding                          75,076
   Additional paid in capital                                           227,500
  (Deficit) accumulated during the development stage                   (516,596)
                                                                   ------------
                                                                       (214,020)
                                                                   ------------

                                                                   $    283,241
                                                                   ============

        See accompanying notes to the consolidated financial statements.

                                      F-2

                                  GenoMed, Inc.
                          (A Development Stage Company)
                      Consolidated Statement of Operations
          Period From Inception (January 3, 2001) to December 31, 2001
                                   (Restated)

Revenue                                                           $        --
                                                                  -------------

Operating expenses:
   Research and development                                             333,264
   Selling, general and administrative expenses                         179,332
                                                                  -------------
                                                                        512,596
                                                                  -------------

(Loss) from operations                                                 (512,596)

Other expense:
  Interest                                                                4,000
                                                                  -------------

Net (loss)                                                        $    (516,596)
                                                                  =============

Per share information - basic and fully diluted:

  Weighted average shares outstanding                               505,473,589
                                                                  =============

  Net (loss) per share                                            $       (0.00)
                                                                  =============

        See accompanying notes to the consolidated financial statements.

                                      F-3

                                  GenoMed, Inc.
                          (A Development Stage Company)
                Consolidated Statement of Stockholders' (Deficit)
      For the Period From Inception (January 3, 2001) to December 31, 2001
                                   (Restated)

                                                                                     (Deficit)
                                                                                    Accumulated
                                       Common Stock         Additional  Subscribed  During the
                                --------------------------   Paid in      Common    Development
                                   Shares        Amount      Capital      Shares      Stage         Total
                                ------------  ------------  ----------  ----------  -----------  ----------

Beginning balance                       --    $       --    $     --    $     --    $      --    $     --

Common shares issued for cash
  at $.001 per share
  during January 2001            500,000,000        10,000        --          --           --        10,000
Common shares issued for
  services at $.001 per share
  during March 2001              103,810,000         2,076        --          --           --         2,076
Contribution to capital                 --            --           500        --           --           500
Return of common shares in
  November 2001                 (500,000,000)         --          --          --           --          --
Common shares issued for
  acquisition of subsidiary
  at $.0445 per share during
  November 2001                   12,500,000        12,500      50,000        --           --        62,500
Unissued common shares
  related to the acquisition
  of subsidiary at $.005 per
  share during November 2001            --            --          --       187,500         --       187,500
Stock compensation for
  unissued shares earned by
  consultant                            --            --          --        40,000         --        40,000
Reclassification of paid in
  capital to adjust par value
  of common shares                      --          50,500     (50,000)       --           --          --
Net (loss) for the period               --            --          --          --       (516,596)   (516,596)
                                ------------  ------------   ---------  ----------  -----------  ----------

Balance at December 31, 2001     116,310,000  $     75,076  $     --    $  227,500  $  (516,596) $ (214,020)
                                ============  ============  ==========  ==========  ===========  ==========

        See accompanying notes to the consolidated financial statements.

                                      F-4

                                  GenoMed, Inc.
                          (A Development Stage Company)
                      Consolidated Statement of Cash Flows
          Period From Inception (January 3, 2001) to December 31, 2001
                                   (Restated)

Net (loss)                                                         $   (516,596)
Adjustments to reconcile net (loss) to net cash (used in)
 operating activities:
Depreciation and amortization                                             1,122
Common shares issued and subscribed for non cash consideration          252,076
Stock compensation for shares earned by consultant                       40,000
Increase in other current assets                                         (4,217)
Increase in accounts payable                                             12,811
Increase in accrued expenses                                             28,540
                                                                   ------------
Net cash (used in) operating activities                                (186,264)
                                                                   ------------

Cash flows from investing activities:
  Purchase of property and equipment                                     (2,254)
  Investment in intangible asset - web site                              (8,000)
                                                                   ------------
Net cash (used in) investing activities                                 (10,254)
                                                                   ------------

Cash flows from financing activities:
  Increase in advances payable - affiliates                             435,910
  Increase in advances payable                                           20,000
  Contribution to capital                                                   500
  Proceeds from stock issuance                                           10,000
                                                                   ------------
Net cash provided by financing activities                               466,410
                                                                   ------------

Net increase in cash                                                    269,892

Beginning - cash balance                                                   --
                                                                   ------------

Ending - cash balance                                              $    269,892
                                                                   ============

Supplemental cash flow information:
  Cash paid for income taxes                                       $       --
  Cash paid for interest                                           $       --

Non cash investing and financing activities:
   Return of common shares for no consideration                    $       --

        See accompanying notes to the consolidated financial statements.

                                      F-5

                                  GenoMed, Inc.
                          (A Development Stage Company)
                   Notes to Consolidated Financial Statements
                                December 31, 2001

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was incorporated on January 3, 2001 in the State of Florida as
e-Kids Network. The Company was formed along with 12 other commonly owned companies in accordance with the March 6, 2001 Bankruptcy Court approved Amended
Plan of Reorganization of e-Miracle Network, Inc., United States Bankruptcy
Court, Southern District of Florida, Miami Division on March 6, 2001 (Case No.
00-18144-BKC-AJC So. Dist. Fla.) in which the debtors and shareholders of
e-Miracle Network, Inc. were issued shares of the Company's common stock and the other 12 commonly owned companies. The Company had no revenue generating operations and incurred only general and administrative expenses associated with the development of a business plan. During October 2001 the Company changed its name to GenoMed, Inc. The Company is in the development stage and its intent is to conduct business as a biotechnology company. Prior to its decision to conduct business in the biotechnology industry the Company had no defined business activities. The Company has chosen December 31 as a year-end and had no significant revenue generating activity from inception to December 31, 2001.

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All intercompany accounts and balances have been eliminated in consolidation.

Revenue Recognition

The Company will recognize revenue from licensing and royalties. Revenues from licensing agreements will be recognized over the term of the license agreements.
Revenues from royalties will be recognized when earned pursuant to the terms of the royalty agreements.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Financial Instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2001. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued expenses, due to shareholder and advances payable.
Fair values were assumed to approximate carrying values for these financial instruments because they are short term in nature and their carrying amounts approximate fair values.

Net Income (Loss) Per Common Share

The Company calculates net income (loss) per share as required by Statement of
Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." Basic
earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares and dilutive common stock equivalents outstanding. During periods in which the Company incurs losses common stock equivalents, if any, are not considered, as their effect would be anti dilutive.

                                      F-6

                                  GenoMed, Inc.
                          (A Development Stage Company)
                   Notes to Consolidated Financial Statements
                                December 31, 2001

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Segment Information

The Company follows SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information." Certain information is disclosed, per SFAS No. 131, based on the way management organizes financial information for making operating decisions and assessing performance. The Company currently operates in a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Income Taxes

The Company follows SFAS No. 109, "Accounting for Income Taxes" for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Web Site Development Costs

The Company's web site will comprise multiple features and offerings. It is anticipated that the offerings will require future development and refinement.
In connection with the development of its site, the Company will incur external costs for hardware, software, and consulting services, and internal costs for payroll and related expenses of its technology employees directly involved in the development. All hardware costs will be capitalized. Purchased software costs will be capitalized in accordance with Statement of Position 98-1
"Accounting for the Costs of Computer Software Developed or Obtained for
Internal Use". All other costs will be reviewed for determination of whether capitalization or expense as product development cost is appropriate in accordance with Statement of Position 98-1.

                                      F-7

                                  GenoMed, Inc.
                          (A Development Stage Company)
                   Notes to Consolidated Financial Statements
                                December 31, 2001

Research and Development Costs

Research and development costs are charged to expense as incurred.

Stock-Based Compensation

The Company accounts for equity instruments issued to employees for services based on the fair value of the equity instruments issued and accounts for equity instruments issued to other than employees based on the fair value of the consideration received or the fair value of the equity instruments, whichever is more reliably measurable.

The Company accounts for stock based compensation in accordance with SFAS No.
123, "Accounting for Stock-Based Compensation." The provisions of SFAS No. 123 allow companies to either expense the estimated fair value of stock options or to continue to follow the intrinsic value method set forth in APB Opinion 25,
"Accounting for Stock Issued to Employees" ("APB 25") but disclose the pro forma effects on net income (loss) had the fair value of the options been expensed.
The Company has elected to continue to apply APB 25 in accounting for its stock option incentive plans.

Property, Equipment and Depreciation

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the following estimated useful lives:
                                             Years
                  Equipment                    5

Intangible Asset

The intangible asset consists of costs to acquire the Company's web site and is being amortized using the straight-line method over a period of 2 years.
Amortization charged to operations was $1,061 in 2001.

The intangible asset consists of the following at December 31, 2001:

                  Web site                           $     8,000
                  Less: accumulated amortization           1,061
                                                     -----------
                                                     $     6,939
                                                     ===========

Recent Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS 141,
Business Combinations, and SFAS 142, Goodwill and Intangible Assets. SFAS 141 is
effective for all business combinations completed after June 30, 2001. SFAS 142 is effective for the year beginning January 1, 2002; however certain provisions of that Statement apply to goodwill and other intangible assets acquired between
July 1, 2001, and the effective date of SFAS 142. The Company does not believe the adoption of these standards will have a material impact on the Company's financial statements.

In July 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement
Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. This
Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company is evaluating the impact of the adoption of this standard and has not yet determined the effect of adoption on its financial position and results of operations.

                                      F-8

                                  GenoMed, Inc.
                          (A Development Stage Company)
                   Notes to Consolidated Financial Statements
                                December 31, 2001

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or
Disposal of Long-Lived Assets. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes
FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and
for Long-Lived Assets to Be Disposed Of. The provisions of the statement are effective for financial statements issued for fiscal years beginning after
December 15, 2001. The Company is evaluating the impact of the adoption of this standard and has not yet determined the effect of adoption on its financial position and results of operations.

Note 2. BASIS OF REPORTING

The Company's financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

The Company has experienced a loss from operations during its development stage as a result of its investment necessary to achieve its operating plan, which is long-range in nature. For the period from inception (January 3, 2001) to
December 31, 2001, the Company incurred a net loss of $516,596 and at December
31, 2001 has a working capital deficit of $223,152 and a stockholders' deficit of $214,020. In addition, the Company has no significant revenue generating operations.

The Company's ability to continue as a going concern is contingent upon its ability to attain profitable operations by securing financing and implementing its business plan. In addition, the Company's ability to continue as a going concern must be considered in light of the problems, expenses and complications frequently encountered by entrance into established markets and the competitive environment in which the Company operates.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

Note 3. ACQUISITION

During November 2001 (see below) the Company acquired all of the issued and outstanding shares of Genomic Medicine, LLC ("LLC"), a development stage company involved in research and development, with no revenue generating operations from its current president (See Note 6). The business combination has been accounted for as a purchase. The results of operations of LLC have been included in the accompanying financial statements since the date of acquisition. In exchange for the membership interest of LLC the Company issued 12,500,000 shares of its common stock valued at $62,500 and agreed to issue an additional 37,500,000 shares of its common stock during May and November 2002 valued at $187,500. The purchase price was allocated as follows:

                  Cash                               $      6,529
                  Other current assets                      1,212
                  Current liabilities                     (88,929)
                  Purchased research and development      331,188
                                                     ------------
                                                     $    250,000
                                                     ============

                                      F-9

                                  GenoMed, Inc.
                          (A Development Stage Company)
                   Notes to Consolidated Financial Statements
                                December 31, 2001

The assets acquired and liabilities assumed were recorded at the historical basis of LLC. The excess of the purchase price paid over the value of the assets acquired of $331,188 has been recorded as purchased research and development, for which feasibility had not been established and which had no alternative future uses, and has been charged to operations.

The following pro forma (unaudited) information assumes that the acquisition took place at the beginning of the period presented.

                  Net sales                          $       -
                  Net (loss)                         $ (617,784)
                                                     ==========
                  Net (loss) per share: -
                    Basic and fully diluted          $     (.00)
                                                     ==========

The agreement was amended in March 2002 to reduce the purchase price to require the issuance of 12,500,000 shares of common stock and the payment of $46,023 to effect the acquisition (see Note 9). The reduction of the purchase price will be recorded as a capital contribution at the date of the amendment.

In addition, pursuant to the terms of the agreement the Company was required to provide working capital aggregating $1,000,000 to LLC. The Company has arranged for loans to provide this working capital (see Notes 5 and 7).

Note 4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

      Furniture and fixtures                         $    2,254
      Less: accumulated depreciation                         61
                                                     ----------
                                                     $    2,193
                                                     ==========

Depreciation expense charged to operations was $61 in 2001.

Note 5. ADVANCES PAYABLE

Affiliates

At December 31, 2001 the Company had outstanding advances aggregating $435,910
(of which $375,000 has been advanced to LLC) payable to an entity of which two of its shareholders are officers and directors (see Notes 3 and 7). These advances are due on demand. Interest of 8% per annum aggregating $4,000 has been accrued on these advances and is included in accrued expenses at December 31,
2001.

Other

At December 31, 2001 the Company had advances payable to a third party aggregating $20,000, which is due on demand.

                                      F-10

                                  GenoMed, Inc.
                          (A Development Stage Company)
                   Notes to Consolidated Financial Statements
                                December 31, 2001

Note 6. STOCKHOLDERS' (DEFICIT)

At inception, the Company issued 500,000,000 shares of its common stock to its president for cash aggregating $10,000.

During March 2001 the Company issued 103,810,000 shares of its common stock in exchange for services valued at $2,076. This amount has been charged to operations during 2001.

During September 2001 the Company effected a 50 for 1 forward stock split. All share and per share amounts have been adjusted to reflect this split.

During November 2001 the Company's president returned 500,000,000 shares of common stock to the Company for no consideration.

During November 2001 the Company issued 12,500,000 shares of common stock valued at $62,500 and agreed to issue 37,500,000 shares of common stock valued at
$187,500 in exchange for the membership interest of LLC (see Notes 3 and 9).

Pursuant to the terms of a consulting contract the Company recorded a stock subscription of $40,000 (see Note 7).

Note 7. COMMITMENTS

During August 2001 the Company entered into a five-year employment contract with an officer. The contract calls for annual salary payments of $135,000.

During November 2001 the Company entered into a five-year employment contract with an officer effective on January 1, 2002. The contract calls for annual salary payments of $125,000. In addition, the officer is entitled to receive
5,000,000 shares of common stock payable at the end of each year of his employment pursuant to the agreement.

During November 2001 the Company entered into a one year consulting agreement, which is automatically renewable for one year if not cancelled by either party.
Pursuant to the agreement the consultant agreed to provide financial and public relations services to the Company and to provide $1,000,000 in working capital
(see Note 3). In addition, the consultant agreed to assist the Company in raising $5,000,000 through a private placement. As consideration for the services the consultant agreed to accept $20,000 per month payable in common shares of the Company. During February 2002 the consultant agreed to accept
4,000,000 shares of the company's common stock as payment in full for the consulting services. The Company has recorded a charge to operations of $40,000 for the services provided through December 31, 2001. In addition, through
December 31, 2001 this consultant had provided $435,910 in working capital loans
(see Note 5).

                                      F-11

                                  GenoMed, Inc.
                          (A Development Stage Company)
                   Notes to Consolidated Financial Statements
                                December 31, 2001

Note 8. INCOME TAXES

The Company accounts for income taxes under SFAS No. 109, which requires use of the liability method. FAS 109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized. The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The sources and tax effects of the differences are as follows:

         Income tax provision at
          the federal statutory rate             34%
         Effect of operating losses             (34)%
                                                ----
                                                  -
                                                ====

As of December 31, 2001, the Company has a net operating loss carryforward of approximately $370,000. This loss will be available to offset future taxable income. If not used, this carryforward will expire in 2021. The deferred tax asset relating to the operating loss carryforward of approximately $125,000 has been fully reserved at December 31, 2001.

Note 9. CORRECTION OF AN ERROR

During August 2002 the Company determined that the value assigned to the common shares issued and to be issued for the acquisition described in Note 3 during
November 2001, which had been valued at $56,250 should have been valued at
$250,000 to correctly reflect the fair market value of the shares. In addition, the Company reversed an accrual of a payment due to the seller pursuant to an amendment to the agreement aggregating $46,023. The accompanying financial statements have been restated to reflect this $147,727 increase in the purchase price. The adjustment increased the net loss for the year ended December 31,
2001 from $(368,869) to $(516,596) or $(.00) per share. In addition, the weighted average number of common shares outstanding has been corrected from
128,051,317 shares to 505,473,589 shares to correctly reflect the stock split described in Note 6.

Note 10. SUBSEQUENT EVENTS

During January 2002 the Company entered into 3 contracts with individuals to serve on its advisory board for 5 year terms. The contracts call for the payment of an aggregate of 50,000 common shares to be issued to these individuals upon the signing of the contracts, 250,000 common shares to be issued at the end of the first year of the contracts and 300,000 common shares to be issued at the end of the remaining 4 years of the contracts. The fair market value of the shares to be issued will be charged to operations as follows:

 As to the 50,000 shares to be issued upon the signing of the contracts - during
 January 2002
 As to the shares to be issued annually - equal quarterly amounts over the year

During March 2002 the Company granted an officer options to purchase 37,500,000 shares of common stock at an exercise price of 20% of the fair market value of the common stock on the exercise date. The options may be exercised after May 6,
2002 for a period of 10 years as to 12,500,000 options and after November 6,
2002 for a period of 10 years as to 25,000,000 options. In addition, this officer was granted a performance option to purchase up to 100,000,000 common shares for a period of 10 years at an exercise price of 20% of the fair market value of the common stock on the exercise date. The performance options will only be granted to the officer upon the occurrence of future specified events.

                                      F-12

                                  GenoMed, Inc.
                          (A Development Stage Company)
                   Notes to Consolidated Financial Statements
                                December 31, 2001

The discount from the fair market value of the common stock related to the
37,500,000 options will be charged to compensation expense for the period from the grant date to November 6, 2002. The discount from the fair market value of the common stock related to the performance options will be charged to operations at such time as they are earned.

During January 2002, the Company finalized an agreement with DNA-print Genomics, in which the Company agreed to purchase certain genotyping equipment from Orchid
Biosciences and place such equipment at DNAprint Genomics' facilities. DNA-print
Genomics is required to provide the Company with at least 3 million genotypes during the first year of the agreement. The Company will provide DNAprint
Genomics with DNA specimens for genotyping. The Company is required to pay
DNAprint Genomics: (a) Within 30 days from DNAprint Genomics' request, a sum equal to $0.40 per determined and transferred genotype; and (b) if the Company realizes a net profit that exceeds $10,000,000 which was directly or indirectly enabled by compositions of matter produced under the terms of the agreement, the
Company is obligated to provide DNAprint Genomics with a royalty of 5% on realized net profits.

                                      F-13

                         REPORT OF INDEPENDENT AUDITORS

Genomic Medicine, LLC

We have audited the accompanying balance sheet of Genomic Medicine, LLC (A
Development Stage Company) as of November 9, 2001, and the related statements of operations, member's (deficit) and cash flows for the period from inception
(February 9, 2001) to November 9, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Genomic Medicine, LLC (A
Development Stage Company) as of November 9, 2001, and results of its operations and its cash flows for the period from inception (February 9, 2001) to November
9, 2001, in conformity with accounting principles generally accepted in the
United States of America.

The accompanying financial statements have been prepared assuming that the
Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered a loss from operations, has working capital and member's deficiencies and is in the development stage. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are also discussed in
Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Stark Winter Schenkein & Co., LLP
Stark Winter Schenkein & Co., LLP

Denver, Colorado
March 29, 2002

                                      F-1

                              Genomic Medicine, LLC
                          (A Development Stage Company)
                                  Balance Sheet
                                November 9, 2001

Assets

Current assets:
   Cash                                                            $      6,529
   Other current assets                                                   1,212
                                                                   ------------
      Total current assets                                         $      7,741
                                                                   ============

Liabilities and member's (deficit)

Current liabilities:
   Accounts payable                                                $     10,439
   Accrued expenses                                                      33,490
   Advances payable                                                      45,000
                                                                   ------------
     Total current liabilities                                           88,929
                                                                   ------------

Member's (deficit):
   Member's capital                                                      20,000
  (Deficit) accumulated during the development stage                   (101,188)
                                                                   ------------
                                                                        (81,188)
                                                                   ------------

                                                                   $      7,741
                                                                   ============

               See accompanying notes to the financial statements.

                                      F-2

                              Genomic Medicine, LLC
                          (A Development Stage Company)
                             Statement of Operations
          Period From Inception (February 9, 2001) to November 9, 2001

Revenue                                                            $       --
                                                                   ------------

Operating expenses:
   Research and development                                              21,053
   Selling, general and administrative expenses                          80,135
                                                                   ------------
                                                                        101,188
                                                                   ------------

Net (Loss)                                                         $   (101,188)
                                                                   ============

               See accompanying notes to the financial statements.

                                      F-3

                       Genomic Medicine, LLC
                   (A Development Stage Company)
                  Statement of Member's (Deficit)
For the Period From Inception (February 9, 2001) to November 9, 2001

                                                      (Deficit)
                                                     Accumulated
                                                      During the
                                         Member's    Development
                                         Capital        Stage          Total
                                       -----------   -----------    -----------

Beginning balance                      $      --     $      --      $      --

Capital contribution                        20,000          --           20,000
Net (loss) for the period                     --        (101,188)      (101,188)
                                       -----------   -----------    -----------

Balance at November 9, 2001            $    20,000   $  (101,188)   $   (81,188)
                                       ===========   ===========    ===========

               See accompanying notes to the financial statements.

                                      F-4

                              Genomic Medicine, LLC
                          (A Development Stage Company)
                             Statement of Cash Flows
          Period From Inception (February 9, 2001) to November 9, 2001

Net (loss)                                                         $   (101,188)
Adjustments to reconcile net (loss) to net cash (used in)
 operating activities:
Increase in other current assets                                         (1,212)
Increase in accounts payable                                             10,439
Increase in accrued expenses                                             33,490
                                                                   ------------
Net cash (used in) operating activities                                 (58,471)
                                                                   ------------

Cash flows from investing activities:
Net cash (used in) investing activities                                    --
                                                                   ------------

Cash flows from financing activities:
  Increase in advances payable                                           45,000
  Contribution to capital                                                20,000
                                                                   ------------
Net cash provided by financing activities                                65,000
                                                                   ------------

Net increase in cash                                                      6,529

Beginning - cash balance                                                   --
                                                                   ------------

Ending - cash balance                                              $      6,529
                                                                   ============

Supplemental cash flow information:
  Cash paid for income taxes                                       $       --
  Cash paid for interest                                           $       --

               See accompanying notes to the financial statements.

                                      F-5

                              Genomic Medicine, LLC
                          (A Development Stage Company)
                          Notes to Financial Statements
                                November 9, 2001

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was formed on February 9, 2001 in the State of Delaware as Monopath,
LLC. During November 2001 the Company changed its name to Preventative Molecular
Medicine, LLC and then to Genomic Medicine, LLC. The Company is in the development stage and its intent is to conduct business as a biotechnology company. The Company has chosen December 31 as a year-end and had no significant revenue generating activity from inception to November 9, 2001.

Revenue Recognition

The Company will recognize revenue from licensing and royalties. Revenues from licensing agreements will be recognized over the term of the license agreements.
Revenues from royalties will be recognized when earned pursuant to the terms of the royalty agreements.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Financial Instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of November 9, 2001. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued expenses and advances payable. Fair values were assumed to approximate carrying values for these financial instruments because they are short term in nature and their carrying amounts approximate fair values.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Segment Information

The Company follows Statement of Financial Accounting Standards ("SFAS") No.
131, Disclosures about Segments of an Enterprise and Related Information."
Certain information is disclosed, per SFAS No. 131, based on the way management organizes financial information for making operating decisions and assessing performance. The Company currently operates in a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Income Taxes

The Company has elected to be taxed as a partnership. Accordingly income and losses are allocated to the Company's member and not subject to income taxes at the corporate level.

                                      F-6

                              Genomic Medicine, LLC
                          (A Development Stage Company)
                          Notes to Financial Statements
                                November 9, 2001

Research and Development Costs

Research and development costs are charged to expense as incurred.

Recent Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 141,
Business Combinations, and SFAS 142, Goodwill and Intangible Assets. SFAS 141 is
effective for all business combinations completed after June 30, 2001. SFAS 142 is effective for the year beginning January 1, 2002; however certain provisions of that Statement apply to goodwill and other intangible assets acquired between
July 1, 2001, and the effective date of SFAS 142. The Company does not believe the adoption of these standards will have a material impact on the Company's financial statements.

In July 2001, FASB issued SFAS No. 143, Accounting for Asset Retirement
Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. This
Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company is evaluating the impact of the adoption of this standard and has not yet determined the effect of adoption on its financial position and results of operations.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or
Disposal of Long-Lived Assets. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes
FASB SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for
Long-Lived Assets to Be Disposed Of. The provisions of the statement are effective for financial statements issued for fiscal years beginning after
December 15, 2001. The Company is evaluating the impact of the adoption of this standard and has not yet determined the effect of adoption on its financial position and results of operations.

Note 2. BASIS OF REPORTING

The Company's financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

The Company has experienced a loss from operations during its development stage as a result of its investment necessary to achieve its operating plan, which is long-range in nature. For the period from inception (February 9, 2001) to
November 9, 2001, the Company incurred a net loss of $101,188 and at November 9,
2001 has working capital and member's deficits of $81,188. In addition, the
Company has no significant revenue generating operations.

                                      F-7

                              Genomic Medicine, LLC
                          (A Development Stage Company)
                          Notes to Financial Statements
                                November 9, 2001

The Company's ability to continue as a going concern is contingent upon its ability to attain profitable operations by securing financing and implementing its business plan. In addition, the Company's ability to continue as a going concern must be considered in light of the problems, expenses and complications frequently encountered by entrance into established markets and the competitive environment in which the Company operates.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

Note 3. ADVANCES PAYABLE

At November 9, 2001 the Company had outstanding advances aggregating $45,000 payable. These advances are due on demand and have no stated interest rate.

Note 4. COMMITMENTS

During August 2001 the Company entered into a five-year employment contract with an officer. The contract calls for annual salary payments of $135,000.

Note 5. SUBSEQUENT EVENT

During November 2001 the Company entered into a share exchange agreement with
GenoMed, Inc. whereby the Company became a wholly owned subsidiary of GenoMed,
Inc. Pursuant to the terms of the agreement the member of the Company will receive a cash payment of $46,023 and 12,500,000 common shares of GenoMed, Inc.
in exchange for the net liabilities of the Company.

                                      F-8

                                  GENOMED, INC.
                          (A DEVELOPEMNT STAGE COMPANY)
                          PRO FORMA FINANCIAL STATEMENT
                                   (UNAUDITED)

SUMMARY

The accompanying unaudited pro forma financial statement gives effect to the combination of GenoMed Inc. ("GMI") and Genomic Medicine, LLC ("LLC") effected on November 9, 2001.

The statement presented includes the pro forma statement of operations for the period from inception (January 3, 2001) to December 31, 2001. The pro forma financial statement was derived from the audited statement of operations for GMI for the period from inception (January 3, 2001) to December 31, 2001 and the audited statement of operations for LLC for the period from inception (February
9, 2001) to November 9, 2001. The pro forma statement of operations assumes that the combination took place at the beginning of the period presented.

The pro forma financial statement gives effect to the combination using the purchase method of accounting. The pro forma assumptions are set forth in the accompanying notes to the pro forma financial statement.

The results of operations are not necessarily indicative of those which have been attained had the transaction occurred at the beginning of the period presented. The pro forma financial statement should be read in conjunction with the historical financial statements of GMI and LLC.

                                      F-1

                                  GenoMed, Inc.
                        Pro-forma Statement of Operations
      For the Period From Inception (January 3, 2001) to December 31, 2001
                                   (UNAUDITED)

                                                                 Genomic
                                             GenoMed, Inc     Medicine, LLC     Adjustments       Pro-forma
                                             -------------    -------------    -------------    -------------

REVENUE                                      $        --      $        --      $        --      $        --
                                             -------------    -------------    -------------    -------------

OPERATING COSTS AND EXPENSES
 Research and development                          333,264           21,053         (331,188)          23,129
 General and administrative                        179,332           80,135             --            259,467
                                             -------------    -------------    -------------    -------------
                                                   512,596          101,188         (331,188)         282,596
                                             -------------    -------------    -------------    -------------

(LOSS) FROM OPERATIONS                            (512,596)        (101,188)         331,188         (282,596)

OTHER EXPENSE                                       (4,000)            --               --             (4,000)
                                             -------------    -------------    -------------    -------------

NET (LOSS)                                   $    (516,596)   $    (101,188)   $     331,188    $    (286,596)
                                             =============    =============    =============    =============

(Loss) per share - basic and fully diluted                                                      $       (0.00)
                                                                                                =============

 Weighted average shares outstanding                                                              505,473,589
                                                                                                =============

        See the accompanying notes to the pro-forma financial statement.

                                      F-2

                                  GENOMED, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                     NOTES TO PRO FORMA FINANCIAL STATEMENT
                                   (UNAUDITED)

The accompanying pro forma financial statement gives effect to the combination of GMI and LLC effected on November 9, 2001. The acquisition was effected by the exchange of all of the issued and outstanding common shares of LLC for the issuance of 12,500,000 common shares of GMI (11% of the issued and outstanding common stock of GMI) and an agreement to issue an additional 37,500,000 shares of GMI during May and November 2002.

The statement presented includes the pro forma statement of operations for the period from inception (January 3, 2001) to December 31, 2001.

Pro forma basic and diluted earnings (loss) per share is computed using the weighted average number of common shares of GMI outstanding, including the common shares issued to LLC to effect the transaction, for the period presented.

                                      F-3

                                  GENOMED, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                              PRO FORMA ADJUSTMENT
                                   (UNAUDITED)

The pro forma adjustment reflects nonrecurring purchased research and development charges of $331,188 related to the acquisition of LLC being eliminated in the pro forma statement of operations.

                                      F-4

PART III

Item 1. Index to Exhibits

                                    EXHIBITS
                                       TO
                             REGISTRATION STATEMENT
                                  ON FORM 10-SB
                                      UNDER
                           THE SECURITIES ACT OF 1934

EXHIBIT       DESCRIPTION
NUMBER

2        In re: e-Miracle Network, Inc. - Amended Plan of
         reorganization*

3.1      Articles of Incorporation - E-Kids Network, Inc.*

3.2      Articles of Amendment of the Articles of Incorporation of
         E-Kids Network, Inc.*

3.3      Amended and Restated By Laws of GenoMed, Inc.*

10.1     Agreement and Plan of Exchange by and Between GenoMed, Inc. and Genomic
         Medicine, LLC and its sole owner*

10.2     Amendment to the Agreement and Plan of Exchange*

10.3     Agreement with Research Capital, LLC*

10.4     Amendment to Agreement with Research Capital, LLC*

10.5     Agreement with DNAPrint genomics*

10.6     Agreement with Muna, Inc.*

10.7     Agreement with Sequence Sciences, LLC*

10.8     Agreement with Better Health Technologies, Inc.*

10.9     Employment Agreement with Jerry E. White*

10.10    Employment Agreement with David Moskowitz*

10.11    Option Agreement with David Moskowitz*

10.12    Scientific Advisory Board Agreement with Jason Moore*

10.13    Scientific Advisory Board Agreement with Scott Williams*

10.14    Scientific Advisory Board Agreement with Tony Frudakis*

21       List of subsidiaries*

23       Consent of Stark Winter Schenkein & Co., LLP, Certified
         Public Accountants

*Previously filed on April 4, 2002 - Form 10-SB Registration Statement

                                Signature

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

GenoMed, Inc.
(Registrant)

Date:  October 1, 2002

By: /s/ Dr. David Moskowitz
        Dr. David Moskowitz
        Chairman of the Board

By: /s/ Jerry E. White
        Jerry E. White
        President/Chief Executive Officer